04045106

RECEIVED

2004 SEP 24 P 3:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

JP Morgan

J.P. Morgan Chase Bank
60 Wall Street - fl.36
New York, NY 10260-0060

The Morgan Bank
60 Wall Street
New York, NY 10015
ADR Administration - 36 Fl.

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

UNDER

3-31-04
AR/S

American Depositary Receipts

	Annual Report	
Re:	Mitsubishi Estate Co., Ltd.	2004

SEC File Number: ~~82-35597~~ 2-35597

Dear Sirs:

Pursuant to Paragraph "C" in the Undertakings set forth in the registration Statement S-12 of the above mentioned American Depositary Receipts, we now enclose three copies of the above for your files:

Yours truly,

Denise F. Johnson

Denise F. Johnson
Authorized Signature

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

Enclosures

Secltr

MITSUBISHI ESTATE CO., LTD.



ANNUAL REPORT 2004

CONTENTS

Caution regarding forward-looking statements

Statements made in this annual report with respect to the Mitsubishi Estate Group's current plans, estimates and strategies are forward-looking statements about the future performance of the Mitsubishi Estate Group. These statements are based on management's assumptions, which are founded on currently available information and therefore should not be unduly relied upon. The Mitsubishi Estate Group cautions that a number of significant factors could cause future results to differ from forecasts in the forward-looking statements.

OUR MISSION

We will strive to create a truly meaningful society through the development of a secure, safe, comfortable and appealing urban environment in each of our locations, acting as representatives of the people who live, work, and seek leisure there.

The Mitsubishi Estate Group's fundamental mission is to create a truly meaningful society through urban development. With a core in development in its Building Business operations, Residential Development operations, Architectural Design & Engineering operations, and Urban Development and Investment Management operations, the Mitsubishi Estate Group aims to increase corporate value by wielding the synergistic effects of its value chain of businesses related to real estate.

We have positioned compliance and consideration of the global environment as cornerstones of all our businesses. By constantly strengthening our foundations, we aim to continue onward as a good corporate citizen accepted by society.



TO OUR SHAREHOLDERS



Beginning with the Marunouchi Redevelopment Project, Mitsubishi Estate remains active in a wide variety of development projects. Leveraging our expertise across a diverse range of activities, we will pursue each opportunity to create new value.



Financial Results

During the fiscal year ended March 31, 2004, Mitsubishi Estate Co., Ltd. and its consolidated subsidiaries recorded revenue from operations of ¥679,918 million, a slight decrease of 0.3% from the previous fiscal year. In Building Business operations, revenues were negatively impacted by the Company's decision to halt leasing activity for properties in connection with the Marunouchi Redevelopment Project and tenant movements in existing buildings. Results in Residential Development operations also declined owing to a drop in the number of condominiums sold during the fiscal year under review. Despite a decline in revenue, however, both Building Business and Residential Development operations reported increases in earnings. Building Business operations benefited from efforts to reduce building management costs, while improvements in the gross margin and decreases in marketing expenses impacted favorably on Residential Development operations. As a result, operating income grew 8.0% to ¥103,749 million.

Mitsubishi Estate incurred a loss on disposal of fixed assets related to the Hibiya Park Building and other rebuilding activities. Accordingly, net income for the fiscal year was ¥34,989 million.

Operating Environment

In the office building market, the impact of the so-called 2003 problem, a substantial supply of office space attributed to the completion of several large-scale office buildings in Tokyo, has increased vacancy rates and there has been a continuing downward trend in rent levels. Vacancy rates have improved since then, as new buildings have secured tenants and the supply of new buildings has dropped off. However, market leasing rates continue to lag behind improvements in vacancy rates, but this lag should lessen.

Years ended March 31	Millions of yen 1999	2000	2001	2002	2003	2004	Thousands of U.S. dollars 2004
Revenue from operations	¥565,259	¥574,396	¥630,990	¥631,564	¥681,726	¥679,918	$6,433,134
Net income (loss)	22,327	18,421	19,832	(71,058)	36,039	34,989	331,053
As a percentage of revenue from operations	3.9%	3.2%	3.1%	(11.3)%	5.3%	5.1%	—
As a percentage of shareholders' equity	4.9%	4.1%	4.1%	(10.5)%	4.3%	4.0%	—
Total assets	2,283,773	2,285,771	2,535,263	3,035,795	3,007,927	3,068,842	29,036,256
Total shareholders' equity	459,574	440,731	518,766	832,497	839,953	897,499	8,491,806
Common stock	86,534	86,534	86,534	86,534	86,534	86,534	818,752
	Yen						U.S. dollars
Per share amounts:							
Net income (loss)	¥17.19	¥14.18	¥15.26	¥(54.70)	¥27.61	¥26.96	$0.25
Cash dividends applicable to the year	8.00	8.00	8.00	8.00	8.00	8.00	0.07

Note: Yen amounts shown are translated into U.S. dollars, solely for convenience, at the prevailing exchange rate on March 31, 2004, of ¥105.69 to US$1.00.

Revenue by Segment
(Percentage Share)



Buildings 50.6%
Residential Development 20.7%
Architectural & Engineering 2.6%
Real Estate Brokerage 12.0%
Custom-Built Housing 6.0%
Hotels 4.5%
Other 3.6%

In the residential market, the supply levels of condominiums in the Tokyo Metropolitan area continued to be high. Stable low interest rates and a tax deduction allowance for housing loans, however, made for favorable market conditions. Confronted with these circumstances, consumers have become increasingly selective, casting a keen eye over the location, planning and merits of each development.

Against this background, the Mitsubishi Estate Group will work swiftly to recognize changes in its operating environment. Based on the concept of speed and flexibility, we will endeavor to increase management efficiency and enhance earnings power.

Medium-Term Management Plan

Faced with the collapse of the myth relating to ever-higher land prices and the emergence of the Japanese Real Estate Investment Trust (J-REIT) market, pressures were brought to bear for real estate companies to change their business models. In March 2002, the Mitsubishi Estate Group announced its medium-term management plan, which positioned "development" at the heart of future business expansion. At the same time, we identified three fundamental directives—increase corporate value based on cash flow; instill the principle of "customer first" to survive in a competitive market; and pursue collaborative management to realize higher added value.

In the fiscal year ended March 31, 2004, Mitsubishi Estate took significant strides toward sustained profitability and growth. Entering the final year of the plan, we are well placed to achieve its objectives.

Business Conditions

The goals of the Mitsubishi Estate Group are to effectively combine the merits of a stable cash flow-based asset business with those of a non-asset business that emphasizes capital efficiency and external funds; and to expand operations by cultivating new opportunities. Our asset business primarily consists of activities in Marunouchi. In other areas, we will strive to expand our real estate development business without committing to excessive funding and to increase activities in the non-asset business, including fee-based businesses.

In Building Business operations, the Marunouchi Building represented the primary focus of the first stage of the Marunouchi Redevelopment Project. The period from 2008 through 2017 has been designated as the second stage during which we will broaden and deepen the effect of the redevelopment and further distinguish Marunouchi from all other areas. In our existing buildings, we aim to improve profitability. We will conduct strategic marketing activities that highlight the distinguishing features of each building, implement property upgrade and renewal in an effort to maintain competitive advantage, and reduce costs.

In Residential Development operations, we will continue our focus on the Tokyo Metropolitan area, which is expected to experience ongoing population growth. In addition to this area-based strategy, we will enhance product planning to better address the needs of demanding consumers and focus on highly competitive products in an effort to eliminate sales risk.

In Urban Development and Investment Management operations, we will strengthen our asset solutions business by providing optimal solutions for the real estate portfolios held by our customers and other parties, and best-fit proposals for effective real estate usage, disposal and management. In order to increase non-asset business profits, we will also develop income-generating real estate projects based on exit strategies and actively expand our fee-based business.

Providing a significant risk hedge and as a source of valuable and broad-based information, International Business operations are positioned as a strategic business for the Group. We will continue to pursue business overseas giving due consideration to the risk and return.

In the context of the Group's business portfolio, Mitsubishi Estate will reinforce its development and related businesses. At the same time, we will improve optimization of our asset portfolio through a comprehensive review of underperforming assets. We continued to reorganize our asset portfolio by selling the Hamamatsu ACT Tower during the fiscal year under review.

Regarding funds procurement, the Company issues relatively long-term corporate bonds and raises funds through other alternatives against the backdrop of a low interest rate environment. We will stagger future maturity profiles and work to procure low-cost, long-term, fixed-rate funds.

Corporate Governance

With a focus on raising shareholder value, Mitsubishi Estate works diligently to enhance its systems with the aim of displaying increasingly efficient and sound management throughout the Group. To this end, we position corporate governance as a top priority and will strive to achieve the highest standards in governance.

In April 2003, Mitsubishi Estate introduced an executive officer system. The objectives of the new system are to reinforce the management, oversight and executive functions, to increase management efficiency, and to accelerate the decision-making process. At the same time, we implemented a number of initiatives with a view to raising the quality of decisions made by management. To encourage Group-wide discussion of management strategies, we established a Strategic Planning Committee. We also launched a Strategic Investment Committee, to assess and consider major investment proposals, as a support organization for the Group's Executive Committee. This provides the basis for the decision-making process so essential to the executive function. In an effort to enhance management transparency and secure greater objectivity in management decision-making, of our five statutory auditors, four have been appointed from outside the Group. We established the Internal Audit Office, to bolster the internal auditing function and created an Advisory Board, comprised of externally appointed leading professionals.

In order to maximize corporate value, we introduced a compensation system for directors and executive officers linked to the Group's consolidated performance. In this manner, we have focused the interests of shareholders and officers to a common goal, greatly enhancing incentives and motivation.

Corporate Social Responsibility (CSR)

Demands on the corporate sector to fulfill its social responsibility continue to increase with each passing year. In addition to standards of corporate ethics and compliance, companies are increasingly required to fulfill a variety of social responsibilities including contributing to society as a corporate citizen and reducing environmental burden and impact. The Mitsubishi Estate Group recognizes the importance of compliance and is aware that change in its fundamental way of thinking backed by an unwavering commitment by management, are critical to fulfilling its corporate social responsibility. Accordingly, we are striving to instill in the minds of all employees the importance of compliance as a source of corporate profits and the basis for sustainable growth. Within the basic mission of the Mitsubishi Estate Group of "Creating a Truly Meaningful Society Through Urban Development," we strive to develop a secure, safe, comfortable and appealing urban environment, acting as representatives of the people who live, work and seek leisure there. By carrying out this mission, we are fulfilling our corporate social responsibility.

July 2004

S. Takagi

Shigeru Takagi
President



spirit of



Continuing Over a Century of Tradition—Creating a Perfect Living Environment in Tune with Modern Society



Marunouchi has served as one of the world's leading business centers for over a century. In an era of constant change, however, the area is primed for a vibrant rebirth in tune with the demands of today's modern society. Charged with the responsibility of managing the treasure that is Marunouchi into the 21st century, Mitsubishi Estate is looking to create an attractive and vibrant city center, acknowledged throughout the world as a leading global center of dynamic interaction. In 1998, Mitsubishi Estate began work on the first 10-year stage of the Marunouchi Redevelopment Project to significantly redevelop those areas adjoining Tokyo Station. Beginning with the Marunouchi Building, which was completed in August 2002, the project calls for the redevelopment of six buildings. The Shin-Marunouchi Building, identified as the final phase of the first stage of redevelopment is scheduled for completion in the fiscal year ending March 31, 2008.

Formerly solely serving the function of a commercial center, the new Marunouchi district will service the work, leisure and living needs of an entire community. The first stage plans to address the business and entertainment requirements of those who work in the area, as well as visitors. The project creates a vibrant commercial, academic, and business hub, while addressing environmental concerns such as energy and resource conservation and demands for a green environment. Every aspect of today's society has been incorporated in the redevelopment plans.

Boasting the status of Japan's premier business center, Marunouchi is undergoing a major transformation, endearing itself to the increasing number of people who taste the benefits of the Marunouchi experience.

Promoting Long-Term Urban Planning to Enhance Tokyo's Standing in the International Community


丸の内 4th S
Marunouchi 4th St.

Marunouchi, located on the west side of Tokyo Station, is Japan's premier economic center, occupying an important position in the nation's development. As the gateway to Japan it is the starting point from which travel to all parts of the country begins. It is said that the revitalization of Japan begins with the revitalization of its major city. With this in mind, Mitsubishi Estate is promoting plans for the long-term redevelopment of the Marunouchi area. Our ultimate goal is to enhance the competitive value of Tokyo as a leading international city.

A landmark undertaking, this project has brought together the interests of diverse parties including the local governments of Chiyoda Ward and Tokyo, East Japan Railway Company, and private sector land and building owners around one table to establish unified guidelines for the redevelopment of the Otemachi, Marunouchi and Yurakucho districts. As a result, for example, it is now possible for the transfer of unused air rights in connection with buildings of historic significance, public offices and land with limited utilization, which create an optimum city environment, to building redevelopment. In successfully prompting the relaxation of relevant regulations, all parties involved have worked as one to accelerate reconstruction of an ideal working and living environment. As probably the first example of large-scale cooperation between the



public and private sectors in urban redevelopment in Japan, this project will also serve as a model for future projects.

The domed roof of the three-story Tokyo Station, a defining feature and gateway to the city, will be restored. In addition, the open area between Tokyo Station and the Imperial Palace will be enhanced, creating a spacious image commensurate with its role as the gateway to Tokyo.

Redevelopment projects also serve to enhance Tokyo's reputation as a leading international city and contribute to its and Japan's economic revitalization, for which there is a pressing need. With over 4,000 offices, 240,000 workers, and 1.5 million visitors daily, a wealth of information accumulates in this part of Tokyo. It is the goal of this project to leverage this information and to maximize the benefits and value of Marunouchi's unique characteristics. Serviced by nine rail lines and seven underground services, how best to utilize Japan's most accessible destination is one issue this project must work to answer. With over 100 years of tradition as Japan's leading business center, it is the role of this project to combine the old with the new, to consider present day and future concerns, and to ensure Marunouchi achieves its maximum potential.

The Second Stage from 2008—Contributing to the Combined Otemachi, Marunouchi and Yurakucho Areas



The second stage of the Marunouchi Redevelopment Project is scheduled to commence in 2008. Over a ten-year period, Mitsubishi Estate will invest a total of ¥450 billion to rebuild seven to eight buildings, and renew existing structures and construct infrastructure. The bustling vigor and prosperity present in the already significantly developed area adjoining Tokyo Station will be extended to include Otemachi, Marunouchi and Yurakucho.

The first plans of the second stage involve the reconstruction of the Mitsubishi Shoji Building, the Furukawa Building and the Marunouchi Yaesu Building. Efforts will also be made to renew infrastructure and facilities throughout the area and to create a broader, more deep-rooted city environment as befits the start of the second stage of the Marunouchi Redevelopment Project. According to the plan, the centerpiece will be the restoration of the Mitsubishi No. 1 Building, the first office building completed in Marunouchi in 1894. From a hospitality perspective, this will serve as a center for the arts and culture, dissemination of information, city tourism and area management.

As Marunouchi is one of the world's leading business centers, the second stage will also address IT and security concerns. Fulfilling the needs of a modern day society commensurate with Japan's premier urban redevelopment project, we will also promote harmonious coexistence with the environment and create a sustainable growth community.




Hibiya Park
Harumi Dori
Imperial Palace
Hibiya, Chiyoda Line
Hibiya, Toei Mita Line
Nijubashimae, Chiyoda Line
Hibiya Dori
Otemachi, Toei Mita Line
Otemachi, Chiyoda Line
Hibiya, Hibiya Line
Gyoko Dori
Babasaki Dori
Eitai Dori
Naka Dori
Otemachi, Hanzomon Line
Otemachi, Marunouchi Line
Otemachi, Tozai Line
Yurakucho, Yurakucho Line
JR Yokosuka Line
Tokyo, Marunouchi Line
Yurakucho
Tokyo International Forum
Tokyo, JR Keiyo Line
Tokyo Central Post Office
Tokyo, JR Sobu Line
Ginza, Marunouchi Line
Tokyo

Marunouchi

Leasing Buildings

1. Hibiya Kokusai Building
2. Yurakucho Denki Building
3. Yurakucho Building
4. Shin-Yurakucho Building
5. Kokusai Building
6. Shin-Kokusai Building
7. Shin-Nisseki Building
8. Fuji Building
9. Shin-Tokyo Building
10. Tokyo-Mitsubishi Ginko Building
11. Kishimoto Building
12. Mitsubishi Denki Building
13. Ministry of Education, Culture, Sports, Science and Technology Building
14. Mitsubishi Building
15. Tokyo Ginko Kyokai Building
16. Togin Building
17. Otemachi Building
18. Shin-Otemachi Building
19. Nippon Building
20. Nippon Steel Building
21. JFE Shoji Building
22. Mizuho Corporate Bank Ltd. Head Office Building

Reconstruction Projects

Reconstruction Projects	Completion
First Stage (1998-2007)	
① Marunouchi Building	August 2002
② The Industry Club of Japan and Mitsubishi Trust and Banking Building	February 2003
③ Marunouchi OAZO	August 2004
④ Tokyo Building	2006*
⑤ Hibiya Park Building	2008*
⑥ Shin-Marunouchi Building	2008*
Second Stage (2008-2017)	
7 Furukawa Building	2010*
8 Mitsubishi Shoji Building	2010*
9 Marunouchi Yaesu Building	2010*

*Years indicate fiscal years ending March 31.


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Leveraging Marunouchi Redevelopment Know-How in Other Area Developments



Mitsubishi Estate is leveraging the know-how accumulated through its activities in the Marunouchi Redevelopment Project to benefit the tenants, residents and surrounding environment of other areas in which it operates.

Together with The Dai-ichi Mutual Life Insurance Company and Taiyo Life Insurance Company, Mitsubishi Estate completed the Nibancho Garden Project in April 2004. This project called for the construction of a building that combines office space and luxury urban residences. Floors 1 through 6 comprise offices, with each floor in excess of 3,300m^2 and boasting an open floor design completely unrestricted by pillars and reinforcement walls. Floors 7 through 9 also comprise offices, featuring rooftop gardens. In an advanced information society, this building offers a new way of working. Floors 10 through 14 are for residential leasing and offer the ultimate in urban living and travel convenience. Focusing on harmonious coexistence with the environment, we have taken pains



to create and maintain a garden ambiance around the building and on its rooftop.

In May 2003, the Company completed the Paternoster Square Redevelopment Project in London. Located in the heart of the financial district, the project blends the ambiance of heritage buildings with the sophisticated functions of modern day commercial activity. Conscious of the surrounding area, the Paternoster design plan has attracted high praise. Mitsubishi Estate has also secured long-term agreements with tenants ensuring stable income and earnings contribution.

Leveraging the know-how accumulated across numerous projects and circumstances, Mitsubishi Estate is committed to developing superior solutions for the community at large, at home, in the office, or at play.


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BUILDING BUSINESS OPERATIONS

Enhancing Urban Functions from the Perspective of Area Management



Redevelopment continues to progress in the area adjacent to Tokyo Station. The Marunouchi Building opened in September 2002. Construction on The Industry Club of Japan and Mitsubishi Trust and Banking Building was completed in February 2003.

Marunouchi OAZO (right)
A multi-function development comprising office buildings, retail facilities and a hotel, Marunouchi OAZO is scheduled for completion in August 2004.

The Shin-Marunouchi Building Rebuilding Plan (far right)
Rebuilding plans proceed on schedule for the completion of the Shin-Marunouchi Building by the fiscal year ending March 31, 2008. This year has been designated the final year for completion of the first stage of the Marunouchi Redevelopment.








NEWYORKER

Tokyo Building Reconstruction Project (far left)
Currently under construction and expected to be completed in the fiscal year ending March 31, 2006, this will be the first building in Japan to take advantage of regulations allowing unused air rights to be transferred from another site in the district, to increase floor space.

Tosu Premium Outlets (left)
Opened in March 2004, this is the fourth premium outlet operated by Chelsea Japan, a partnership among Mitsubishi Estate, U.S.-based Chelsea Property Group, Inc. and Sojitz Corporation.

Building Business operations primarily handle the development, leasing and property management of office buildings in Japan's major cities, as well as management of large-scale shopping centers, operation of parking lots and operation of heating and cooling services throughout Japan, enhancing the capabilities of a city from the standpoint of area management.

Promoting Increased Interaction in the Marunouchi District

At the forefront of Building Business operations is the redevelopment of the Marunouchi district, a project, which in terms of infrastructure, corporate scale and population density, offers an overwhelming variety of business opportunities. Mitsubishi Estate's ultimate goal is to transform Marunouchi into a world-class center of dynamic interaction, thereby creating even more opportunity.

As a part of these efforts, we established Tokyo 21c Club, a facility located within the Marunouchi Building, to allow young up-and-comers to interact and exchange views. At the same time, we launched Marunouchi Frontier, a network aimed at supporting venture and new businesses, and actively solicited Japan's leading universities to locate their research facilities within the Marunouchi district. In addition, through Marunouchi Direct Access Limited, we provide the latest in optical fiber communications and through IT Plug-And-Go Services, offer the optimal IT office environment. In an age when security is of increasing concern within business circles, we also offer the Marunouchi R&A Service, a facility to recycle confidential documents after they have been appropriately processed and erased.

In its plans for redevelopment, Mitsubishi Estate strives to surpass the most demanding expectations by delivering additional services that can be found only in Marunouchi.

A City of Dynamic Change and Development

In an effort to raise awareness of Tokyo as an international city among business people all over the world, to maximize its full potential, and to deliver new functions that meet today's and tomorrow's business needs, Mitsubishi Estate must evolve beyond the role of developer to that of a producer.

Our principal priority is of course to upgrade the features of the 31 buildings owned and managed in the Marunouchi area through rebuilding and renovation. The Marunouchi Building opened in September 2002, and The Industry Club of Japan and Mitsubishi Trust and Banking Building was completed in February 2003. Plans call for completion of Marunouchi OAZO in August 2004, rebuilding of the Tokyo Building by the fiscal year ending March 31, 2006 and rebuilding of the Hibiya Park Building and the Shin-Marunouchi Building by the fiscal year ending March 31, 2008. This will complete the first stage of the Marunouchi Redevelopment, a 10-year program, which commenced in 1998. Thereafter, we will continue to advance the second stage of the Marunouchi Redevelopment Project, investing ¥450 billion over a 10-year period commencing 2008 for the rebuilding of seven to eight buildings, the renovation of existing buildings, and further improvements to infrastructure.

Integral to our plans is the gradual development of the district as a whole. Key to creating a dynamic and vibrant city center is continuous change in tune with the needs of the day. Mitsubishi Estate is committed to delivering constant changes, bringing to the Marunouchi district a never-ending fresh appeal.

Shopping Center Business

Building Business operations include shopping centers in Tokyo (Daiba), Yokohama, Hakata and other locations, and work is also proceeding on the commercialization of Marunouchi, as part of its redevelopment. Mitsubishi Estate is also in a partnership with U.S.-based Chelsea Property Group, Inc. and Sojitz Corporation. Chelsea Japan operates outlet malls in Gotemba (Shizuoka Prefecture), Izumisano (Osaka Prefecture), and Sano (Tochigi Prefecture), and opened Tosu Premium Outlets in Tosu (Saga Prefecture) in March 2004. In Spring 2005, we plan to open Toki Premium Outlets in Toki (Gifu Prefecture) and will continue to expand our network of outlet malls across Japan.

Strong Performance in Condominiums Continues to Attract High Acclaim



Izumi Park Town
Encompassing 1,070 hectares in total area, Izumi Park Town was first established in Sendai, Miyagi Prefecture in 1972 and is one of the largest multi-functional developments in the country, with a planned population of approximately 50,000 residents. In September 2004, Izumi Park Town will celebrate the 30th anniversary of its first housing lot sale.



Sanbancho Park Terrace Ouen (far left)
Sanbancho Park Terrace Ouen is a luxury 12-floor condominium complex comprising 102 units, situated on high ground in Sanbancho, Chiyoda Ward, Tokyo, currently under construction in collaboration with Mitsubishi Corporation. The project was constructed with advanced building techniques, minimizing the use of pillars and beams. The property boasts two-tier automated underground parking and a host of quality functions and features.

Park House Saitama Shin-Toshin MID TOWER (left)
The Park House Saitama Shin-Toshin MID TOWER is a large-scale 25-floor condominium complex of 226 units currently under construction in Kamiochiai, Chuo Ward, Saitama. In collaboration with the "Afternoon Tea" brand, the project is an "All Electric-Powered Condominium."

Residential Development operations aim to provide ideal living environments, by developing and marketing condominiums, single-unit homes and residential land, as well as engaging in businesses such as condominium administration and consulting services for the optimal use of real estate.

Sustaining Solid Performance Based on Timely Market-Oriented Activities

In the fiscal year under review, the Company was able to sell 2,299 new condominiums. Leveraging its capabilities, from land acquisition through product planning, Mitsubishi Estate is well equipped to reduce the business cycle. At the same time, we work to strengthen marketing and secure sustainable profits. Working to enhance product quality, the Company engages leading designers and firms from a variety of industries to distinguish itself from its competitors. Through active collaboration with a broad cross section of companies, we are well positioned to deliver quality products that boast the latest in design and function.

The supply of condominiums primarily in the Tokyo Metropolitan area continues unabated. Mitsubishi Estate focuses on properties in popular urban areas that offer convenience through superior location and exhibit high turnover, large-scale properties with comprehensive communal facilities built with the environment in mind, and high-rise condominiums that provide spectacular views.

Responding to Diverse Lifestyles

A new housing option, cooperative housing, is gaining popularity with homeowners. The Company completed construction in February 2004 of Senzoku-ike STYLE HOUSE, the first cooperative housing units in Kamiikedai, Ota Ward, Tokyo. Mitsubishi Estate will continue to enhance the STYLE HOUSE brand by incorporating the opinions, comments and needs of customers. We are aiming for commercialization in mainly the Jonan district of Tokyo and metropolitan areas.

In April 2003, Mitsubishi Estate established the Residential Development & Leasing Office to develop leasing properties for eventual sale to mainly real estate funds. The Company will complete its first property under this scheme in September 2004 in Hatchobori, Chuo Ward, Tokyo. We expect to expand our business in this area targeting the single, "dual income no kids (DINKS)," and family markets.

Promising Quality Administration and Services

In order to provide property owners with quality care after taking up residence, Mitsubishi Estate undertakes property inspections and other after sales services, in line with its proprietary housing performance indication system. Following the introduction of housing performance indication system legislation in August 2002, the Company has stepped up efforts in this area. In order to provide owners with an indication of quality, an independent appraisal certificate accompanies condominiums for sale as well as the Company's own documentation at each stage of design, construction, completion and settlement.

Mitsubishi Jisho Community Service Co. Ltd. also provides support services and currently manages 30,000 condominium units. Mitsubishi Estate and related companies are making concerted efforts to provide excellent services and further improve condominium management.

Mitsubishi Estate Condominium Sales


1,316
1,955
2,096
2,437
2,299
2000/3
2001/3
2002/3
2003/3
2004/3

ARCHITECTURAL DESIGN & ENGINEERING OPERATIONS

Outside the Group and Overseas — Proactive Development of Accumulated Know-How

Nippon Television Tower (right)
Completed in April 2003, 4 floors below ground level, 32 stories above
Owner: Nippon Television Network Corporation

M.M. Towers (far right)
Completed in November 2003, 1 floor below ground level, 30 stories above
Developers: Mitsubishi Estate Co., Ltd. and Maeda Construction Co., Ltd.


CHINTAI
DX



At the core of Mitsubishi Estate's Architectural Design & Engineering operations is Mitsubishi Jisho Sekkei Inc., a business engaged in the design and administration of construction and engineering projects, building renovation work, projects related to urban and regional development, as well as comprehensive consulting.

Steady Expansion in Contracts from Outside the Mitsubishi Estate Group

The major projects that were completed during the fiscal year ended March 31, 2004 included Nippon Television Tower, M.M. Towers and Leaf Minato Mirai. Also reflecting the healthy expansion of contracts from outside the Mitsubishi Estate Group, due for completion during the fiscal year ending March 31, 2005, are the planned redevelopment of the Meiji Yasuda-Life Building, Osaka Securities Exchange Building, and The House Minami-Azabu. In addition, our accumulated know-how has been brought to bear on the refurbishment and consulting businesses, which are both expected to show growth and are making a solid contribution to profit expansion.

A Far-Sighted Look into the Burgeoning Chinese Market

In recognizing a business opportunity in the Chinese market, an alliance was formed with a major design business in April 2003. Personnel exchanges are currently underway with the aim of forging cooperative relationships to better undertake specific projects in the future.

Mitsubishi Jisho Sekkei, and MEC Design International Corporation, which provides interior design services, both fully utilize the technological strengths that support the entire Mitsubishi Estate Group. As leading companies of building design in their industry, each aims to establish a brand, and to develop its businesses proactively.



Nibancho Garden (far left)
Completed in April 2004, the Nibancho Garden offers the latest in office functionality, with floors 1 through 6 featuring in excess of 3,300m² of columnless space, and modern, high-grade rental housing on the upper levels. With its roof-top gardens and green landscaping, the property delivers harmonious coexistence with the environment and its surroundings.

Osaki 1-Chome Building (tentative name) (left)
Scheduled for completion in June 2005, the Osaki 1-Chome Building (tentative name) is under construction in Osaki, an area identified in need of urgent urban revitalization. In this project, landowners have leased their property holdings with the aim of maximizing efficiency and return. This is a prime example of the development securitization method, a method by which we deliver optimal asset solutions.

URBAN DEVELOPMENT AND INVESTMENT MANAGEMENT OPERATIONS

Prioritizing Development and Management in Business Opportunity Expansion

Demand is increasing for income-generating real estate for investment purposes among institutional and individual investors. Based on the fundamental policy of developing and managing quality income-generating real estate, Urban Development and Investment Management operations respond to these demands through the development business, which encompasses the functions of development, and the management business, which fulfills the administrative function.

Actively Promoting the Development Business by Strengthening the Solutions Function

Development functions are undertaken with the purpose of promptly placing investment properties on the market and not for the purpose of long-term gain. In deed, an objective of the development business is to generate profit in the form of capital gains. Equally important, however, is to hasten the recovery of invested capital.

In April 2004, construction of Nibancho Garden, a multifunctional office building in Nibancho, Chiyoda Ward, Tokyo, was completed and the development opened at full occupancy. Construction is also proceeding smoothly on projects including the Osaki 1-Chome Building (tentative name) and the Kudan-Kita Project (tentative name). In connection with its development business, Mitsubishi Estate utilizes special-purpose companies (SPCs), while limiting the level of business risk. The Company plans to invest approximately ¥10 billion annually through its equity base. Mitsubishi Estate aims to expand operations further by making every effort to strengthen its solutions functions for the effective utilization of customers' assets.

Delivering a Broad Base of Real Estate Investment Services

In administrative functions, we offer fee-based management services through the operations of Japan Real Estate Asset Management Co., Ltd., the asset management company for Japan Real Estate Investment Corporation, a company listed on the Tokyo Stock Exchange as a Japan real estate investment trust (J-REIT). Another Group company, Mitsubishi Jisho Investment Advisors, Inc., offers comprehensive real estate investment advisory services.

As a fund manager, Mitsubishi Jisho Investment Advisors, Inc. included Kawasaki LeFRONT, a retail facility whose value was enhanced through efforts by the Mitsubishi Estate Group, in the MJ Retail Fund, a real estate private equity fund established in March 2004. This company provides us with a stable earnings stream. Mitsubishi Jisho Investment Advisors will continue efforts to acquire new projects and to increase assets it holds on deposit on behalf of clients.

Prioritizing development and administrative functions, we aim to expand business opportunities and respond to social and economic needs for the revitalization of real estate investment markets and urban redevelopment.

INTERNATIONAL BUSINESS OPERATIONS

Comprehensive, Worldwide Real Estate Services

Paternoster Square Redevelopment Project (right)
Located on an approximately 15,000m^2 site in London's financial district, this large-scale project comprises a four building facility complex. Completed in May 2003, its floor space totals approximately 88,000m^2.

The McGraw-Hill Building (far right)
Located in Manhattan, New York, this building was completed in March 1972. Five floors below ground and 51 stories above ground. Total floor space of 237,000m^2.





In International Business operations, Rockefeller Group, Inc. (RGI), a subsidiary of Mitsubishi Estate Co., Ltd., engages in the leasing and management of office buildings in such locations as New York (the Time-Life and McGraw-Hill buildings) and London (Paternoster Square), as well as real estate development across the United States. In addition, Cushman & Wakefield, Inc., an RGI subsidiary, offers comprehensive real estate services, centered on real estate brokerage worldwide.

Paternoster Square Redevelopment Project Completed

In the fiscal year ended March 31, 2004, RGI sold development properties in Florida, successfully generating development profits and cash flows for future investments.

May 2003 witnessed the completion of the Paternoster Square Redevelopment Project, a combined office-retail development comprising four buildings located in London's financial district close to St. Paul's Cathedral. With contracts exchanged with long-term tenants including the London Stock Exchange, Goldman Sachs International and CB Richard Ellis, a stable income is expected.

In July 2003, one of the four buildings was sold to a British insurance company, which not only realized a profit from the development, but also accelerated the recovery of investment funds.

Amid the sluggish recovery in the U.S. real estate market, Cushman & Wakefield, Inc. has been making consistent efforts to secure profits by extending its market share and introducing efficient improvements in cost reduction.





CUSTOM-BUILT HOUSING OPERATIONS

Emphasizing Comfort to Develop Products that Support High-Quality Lifestyles

Cerenity (above left)
"Cerenity" is an innovative open exterior design series product.

u:D (above right)
Open exterior design series

Custom-Built Housing operations seek to supply the kind of quality housing that is the foundation of a rewarding life. Through Mitsubishi Estate Home Co., Ltd., our principal vehicle in these activities, we undertake construction contracts for custom-built housing for individuals as well as housing development companies.

Enriching the Product Lineup by Emphasizing Function and Design

For the main thrust of our two-by-four construction method single unit house business, we pioneered and commercialized the "Aerotech" 24-hour central heating, cooling and ventilation system that has been installed in over 3,500, mainly open-design homes. Derived from the "Space that increases three-dimensionally" concept, "Aerotech" and the open-design concept are fully satisfying customer demands.

In April 2004, thinking the open-design concept that so reflects customer individuality was in need of further strengthening, the innovative "Cerenity" was marketed for the first time as the base design series. At the same time, "u:D," a new type of urban home that first came on the market in the spring of 2002, had a new exterior design added to complete the product revamp. To further expand the lineup, in response to customer needs and the preference for city dwellings said to have begun with the offspring of the baby-boom generation, two innovative types (20 plans) have been added to the systemized open-design product "U-CONCE," making a total of seven types (50 plans) in all.



Air mascot "Fu-san"
The "Aerotech" cartoon figure (Aerotech Mitsubishi Home)

By establishing specialist segments, we are working to expand the condominium and house renovation business as well as increase contracts to build accommodation for rent (housing complexes built by the two-by-four or reinforced concrete methods), as the next pillars of the custom-built housing business.

Enhancing Brand Power and Management Efficiency

Royal Park Shiodome Tower (right)
Located in Shiodome, Tokyo, this new style of hotel was created around the concepts of stylish space, a convenient environment and flexible service.

Yokohama Royal Park Hotel (far right)
This hotel occupies the 52nd to 67th floors of the Landmark Tower Yokohama skyscraper in Minato Mirai, Yokohama. At a height of over 210 meters, the hotel is said to be the highest in Japan, so it can offer breathtaking views that change with the time of day and season, and a new experience with every visit.





In Hotel Business operations, Royal Park Hotels and Resorts Co., Ltd. integrates the administration and management of each hotel to enhance efficiency, accumulates administrative expertise and improves the level of management. In July 2003, the company opened its second city hotel in Tokyo, the Royal Park Shiodome Tower, in the much talked about Shiodome district. Together with hotels in Yokohama and Sendai, the Royal Park chain comprises a network of eight hotels offering 2,362 guestrooms.

A New Style of Hotel

The Royal Park Shiodome Tower offers a new paradigm in hotel experience, including the use of a time-sharing service where members are able to use guestrooms on an hourly basis. All 490 guestrooms feature personal computers equipped with a high-speed Internet connection and information available through a "cyber concierge." The hotel also features such business amenities as dedicated meeting rooms, a 24-hour business service center and Japan's first Mandara Spa for relaxation.

Increasing the Brand Value of Royal Park Hotels

The Royal Park Hotels chain was the first in Japan to introduce a global room reservation system concept that has been adopted as standard by all the large-scale hotel chains. Based on this system, we launched Royal Access, Royal Park Hotels' central reservation office in July 2004, and will aggressively promote its use for hotels outside the Group.

We plan to increase the value of the Royal Park Hotels brand by strengthening the functions of the hotel chain. To this end we intend to actively share and apply common expertise throughout the Group garnered through the exchange of personnel.





Liv Fitness Club Kita-Asaka (far left)
This large-scale Liv Fitness Club opened in May 2002 and features a 3,050m^2 training gym and a variety of relaxation facilities. It is an all-round club, complete with general-purpose spaces and other amenities.

Higashi-Fuji Country Club (left)
Nestling in the slopes of Mt. Fuji, the Higashi-Fuji Country Club is situated 600m above sea level. Its long golf course offers the beauty of flat fairways with an average width of 70m, lined with forest on both sides.

RECREATIONAL FACILITY OPERATIONS

Contributing to Rich and Healthy Lifestyles

The main activities in our Recreational Facility operations include the management of fitness clubs and golf courses and the development of businesses associated with increased leisure time and an aging society.

Developing Business in Response to Active Health-Related Needs

Liv Sports Co., Ltd., which operates nine branches of the Liv Fitness Club, one futsal (five-on-five soccer) club and two massage facilities within the Tokyo area, is turning in solid performances.

In the future, we plan to add to this base by opening new branches, taking over the management of fitness clubs affiliated with large corporations. In addition to the April 2004 post-refurbishment opening of a branch in Makuhari, Chiba Prefecture, which we took over from another company, a new branch opened near Hashimoto Station in Sagamihara City in August.

Recent years have witnessed heightened consumer interest in health matters allied to a steadily aging society, which is expected to bring about an even greater increase in fitness needs. Family-oriented branches in suburban areas around Tokyo are at the core of active plans for future openings.

Increasing Management Efficiency in Golf Course Operations

In our golf course operations, Higashi-Fuji Country Club and its sister club Fuji International Golf Club in Shizuoka Prefecture, and Izumi Parktown Golf Club in Miyagi Prefecture are among those that the Company has developed. As well as being involved in the planning behind each club course and its facilities, and bringing them to fruition, progress is being made in efficiency improvements that will bring down costs. In the spring of 2004, remodeling of the greens at Izumi Parktown Golf Club was undertaken, which has added to their charm.

In addition, the division is developing its urban recreational facilities, such as its futsal business and membership-based tennis clubs.

FINANCIAL REVIEW

BUILDINGS SEGMENT



Revenue for the buildings segment comprises the leasing and management of office buildings in Japan, in the United States through the Rockefeller Group, Inc., parking lot operations, and district heating and cooling.



Revenue from Operations (Millions of yen)
2004/3
351,246
2003/3
353,577
2002/3
327,422
2001/3
317,906

RESIDENTIAL DEVELOPMENT SEGMENT



Revenue for the residential development segment comprises the construction and sale of condominiums and single-unit homes; development and sale of residential, resort and commercial lots; management of condominiums and homes; and town development.



Revenue from Operations (Millions of yen)
2004/3
143,747
2003/3
158,516
2002/3
137,350
2001/3
132,916

ARCHITECTURAL & ENGINEERING SEGMENT



Revenue for the architectural & engineering segment comprises the design and project supervision of building and civil engineering construction through Mitsubishi Jisho Sekkei Inc., and interior and building design services through MEC Design International Corporation.



Revenue from Operations (Millions of yen)
2004/3
18,329
2003/3
18,488
2002/3
16,358
2001/3
15,616

REAL ESTATE BROKERAGE SEGMENT



Revenue for the real estate brokerage segment comprises brokerage operations through Mitsubishi Real Estate Services Co., Ltd. and brokerage operations through Cushman & Wakefield, Inc.



Revenue from Operations (Millions of yen)
2004/3
83,417
2003/3
81,291
2002/3
79,691
2001/3
87,364

CUSTOM-BUILT HOUSING SEGMENT



Revenue for the custom-built housing segment derives from the contract construction of custom-built housing through Mitsubishi Estate Home Co., Ltd.



Revenue from Operations (Millions of yen)
2004/3
41,318
2003/3
34,095
2002/3
30,898
2001/3
37,148

HOTELS SEGMENT



Revenue for the hotels segment derives from the operation of Royal Park Hotels.



Revenue from Operations (Millions of yen)
2004/3
31,134
2003/3
29,308
2002/3
30,450
2001/3
32,604

OTHER SEGMENT



Revenue for the other segment comprises the management of such leisure-related operations as golf courses and fitness clubs, real estate appraisal, and telecommunication operations through the Rockefeller Group, Inc.



Revenue from Operations (Millions of yen)
2004/3
24,893
2003/3
23,599
2002/3
22,187
2001/3
18,395

Note: Revenue from Operations in the above graphs includes intersegment transactions.

Summary

In the fiscal year ended March 31, 2004, revenue from operations showed a decline. In the buildings segment, revenues were impacted by the Company's decision to halt lease activity for properties related to the Marunouchi redevelopment and tenant movements in existing buildings. In addition, in the residential development segment, there was a decrease in the number of condominium units sold. Operating income showed an improvement with the buildings segment reducing its management costs, the residential development segment improving its gross margin, and bringing down its selling expenses.

The improvement shown by each business segment also resulted in increased earnings. With regard to income before income taxes, there was an increase due to the distribution of benefits from anonymous association investments and improvements in the non-operating profit and loss account caused by reduced interest expenses from a fall in interest rates.

Under extraordinary profit and loss, a gain on sale of investment securities was recorded as other income and the loss on disposal of fixed assets related mainly to the rebuilding of the Hibiya Park Building as an extraordinary loss. Loss on cancellation of sublease contracts, loss on sales of fixed assets and loss on valuation of inventories were also recorded. As a result, net income amounted to ¥34,989 million.

Analysis of Revenue

Revenue from operations for the fiscal year ended March 31, 2004 was ¥679,918 million, a decrease of 0.3% compared with the previous fiscal year. There follows a breakdown by segment and the background to these results.

In the buildings segment, the Mitsubishi Trust and Banking Building, which was completed in February 2003, commenced full operations. However, due to the Company's decision to halt lease activity for properties related to the planned rebuilding of the Marunouchi redevelopment (the Shin-Marunouchi Building and the Hibiya Park Building) and tenant movements in existing buildings, total revenue (including intersegment transactions) edged down 0.7% compared with the previous fiscal year, to ¥351,246 million.

In the residential development segment, revenue declined 9.3% compared with the previous year, to ¥143,747 million. This was due to a fall in both the number of condominium units sold and developed lot sales of large-scale provincial properties.

Revenue from the architectural & engineering segment edged down 0.8% compared with the previous fiscal year, to ¥18,329 million. This was attributable to declining revenues from interior design work.

Revenue from the real estate brokerage segment increased 2.6% compared with the previous fiscal year, to ¥83,417 million. Instrumental in this were economic conditions in Europe and signs of a gentle recovery in the U.S. economy, where Cushman & Wakefield, Inc. showed a growth in business activities.

Revenue from the custom-built housing segment increased 21.1% compared with the previous year, to ¥41,318 million due to the increase in volume of orders and number of completions. The reasons for this increase were product differentiation of

Revenue from Operations

(Billions of yen)


574.4
631.0
631.6
681.7
679.9
2000/3
2001/3
2002/3
2003/3
2004/3

Operating Income

(Billions of yen)


68.2
80.6
76.9
96.0
103.7
2000/3
2001/3
2002/3
2003/3
2004/3

"Aerotech" 24-hour central heating, cooling and ventilation systems, and orders of large-scale properties from corporations.

The hotels segment was affected in the first half of the period under review by the Iraq conflict and the SARS outbreak, but with the opening for business of Royal Park Shiodome Tower, revenue increased 6.2% compared with the previous year, to ¥31,134 million.

Revenue from the other segment increased 5.4% compared with the previous year, to ¥24,893 million. This was due to an increase in Mitsubishi Jisho Investment Advisors, Inc. commission revenue received from investors.

Analysis of Income

Compared with the previous fiscal year, operating income increased 8.0%, to ¥103,749 million.

Operating income in the buildings segment increased 2.6% compared with the previous fiscal year, due to lower payments for real estate acquisition tax and reduced management costs. Operating income in the residential development segment climbed 21.8% compared with the previous year as a result of a lowering of sales costs brought about by improvements in condominium gross margin and advertising costs. Every other segment recorded an increase, except for the hotels segment, which was affected by both the Iraq war and the SARS outbreak.

Other Income and Expenses

Mitsubishi Estate recorded net other expenses of ¥46,806 million in fiscal 2004, compared with net other expenses of ¥26,159 million in the previous fiscal year. The main factors behind this change were the loss on disposal of fixed assets of ¥18,002 million relating to the redevelopment of existing properties, loss on sales of fixed assets of ¥4,562 million, and the loss on cancellation of sublease contracts of ¥5,061 million.

Net Income

Compared with the previous fiscal term, income before income taxes and minority interests fell ¥12,921 million, to ¥56,943 million, and net income in the period under review fell ¥1,050 million, to ¥34,989 million. Net income per share was ¥26.96.

Analysis of Financial Position

(1) Consolidated Cash Flows

On a consolidated basis, cash and cash equivalents (hereafter "cash") at the end of the fiscal year under review declined ¥16,387 million, to ¥136,063 million. Main cash sources were income before income taxes and minority interests, depreciation, issuance of corporate bonds, and long-term borrowings. Main uses of cash were for purchases of property and equipment, and repayments of corporate bonds and long-term borrowings.

Cash Flows from Operating Activities

Net cash provided by operating activities was ¥77,708 million (down ¥56,898 million compared with the previous fiscal year.). In the period under review, income before income taxes and

Net Income

(Billions of yen)



18.4
19.8
(71.1)
36.0
35.0
2000/3
2001/3
2002/3
2003/3
2004/3

Net Income per Share

(Yen)



14.18
15.26
(54.70)
27.61
26.96
2000/3
2001/3
2002/3
2003/3
2004/3

minority interests of ¥56,943 million and non-cash items such as depreciation and amortization of ¥56,982 million were recorded.

Cash Flows from Investing Activities

In the fiscal year under review, net cash used in investing activities was ¥60,645 million, down ¥11,666 million from the previous fiscal year. Mitsubishi Estate Co., Ltd. used this for construction work related mainly to the Marunouchi redevelopment project, including Marunouchi OAZO, and for building and renovation work carried out on existing properties.

Cash Flows from Financing Activities

In the fiscal year under review, net cash used in financing activities was ¥31,658 million, a decrease of ¥7,243 million year on year. Compared with the cash increases from long-term debt and the issuance of corporate bonds, the drop in capital from net decrease in short-term borrowings and repayments of long-term debt and corporate bonds were extensive.

(2) Consolidated Balance Sheets

Compared with the previous fiscal year-end, total assets increased ¥60,915 million, to ¥3,068,842 million. This was achieved through operating activities, investments and financial activities previously mentioned.

Liabilities, when compared with the previous fiscal year, increased ¥15,237 million, to ¥2,139,240 million. Minority interests fell ¥11,869 million when compared with the previous fiscal year, to ¥32,102 million. Total shareholders' equity increased ¥57,546 million compared with the previous fiscal year, to ¥897,499 million, due to the recording of net income and an increase in unrealized gain in securities.

Management Initiatives and Financial Strategies

Mitsubishi Estate's three-year medium-term management plan was announced in March 2002. This set an earnings before interest, taxes, depreciation and amortization (EBITDA) goal of ¥170 billion to be achieved by the fiscal year ending March 31, 2005. The goal will be achieved through the management strategies of integrating Mitsubishi Estate's asset and non-asset businesses, and strengthening asset solution functions and management systems.

Concerning the financial strategy, Mitsubishi Estate is focusing on the procurement of long-term fixed-rate debt in the knowledge that it maintains long-term cash inflows from the Company's core building business operations. Particularly at the present time, taking advantage of favorably low interest rates, long-term corporate bonds with maturity dates of more than 10 years are being obtained.

The Mitsubishi Estate Group encourages a style of management that places importance on shareholder value, seeks to increase the value of the Group as a whole and that places an emphasis on cash flow.

Shareholders' Equity

(Billions of yen)


440.7
518.8
832.5
840.0
897.5
2000/3
2001/3
2002/3
2003/3
2004/3

Interest-Bearing Debt

(Billions of yen)


1,219.8
1,271.5
1,260.2
1,227.5
1,211.9
2000/3
2001/3
2002/3
2003/3
2004/3

FINANCIAL STATEMENTS

Independent Auditors' Report

To the Shareholders and Board of Directors of
Mitsubishi Estate Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Mitsubishi Estate Co., Ltd. and consolidated subsidiaries as of March 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2004, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As more fully described in Notes 2 and 16 to the consolidated financial statements, effective in the year ended March 31, 2002, the Company has changed its method of accounting for revenue recognition policy concerning certain long-term projects from the completion method to the percentage of completion method. Furthermore, as more fully described in Note 16 to the consolidated financial statements, effective in the year ended March 31, 2002, the Company has changed its classification of certain personnel expenses in the segment information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mitsubishi Estate Co., Ltd. and consolidated subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004 in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period except for the changes, with which we concur, as described in the preceding paragraph.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audits also included the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Toyo & Co.

Toyo & Co.
Tokyo, Japan
June 29, 2004

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of Mitsubishi Estate Co., Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.

Consolidated Statements of Operations

Mitsubishi Estate Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2004	2003	2002	2004
Revenue from operations	¥679,918	¥681,726	¥ 631,564	$6,433,134
Cost of revenue from operations	530,729	538,105	510,378	5,021,563
Selling, general and administrative expenses	45,438	47,598	44,265	429,917
Operating income	103,749	96,023	76,921	981,634
Other income (expenses):				
Interest and dividend income	2,240	2,618	2,621	21,194
Interest expense	(27,482)	(29,647)	(32,552)	(260,024)
Equity in earnings of unconsolidated subsidiaries and affiliates	2,164	1,811	1,667	20,474
Other, net (Note 13)	(23,729)	(942)	(175,506)	(224,515)
	(46,806)	(26,159)	(203,769)	(442,861)
Income (loss) before income taxes and minority interests	56,943	69,864	(126,848)	538,773
Income taxes (Notes 1 and 9):				
Current	10,970	11,925	7,018	103,794
Deferred (credit)	7,872	18,786	(61,191)	74,481
	18,842	30,711	(54,173)	178,276
Minority interests (credit)	3,111	3,114	(1,617)	29,435
Net income (loss)	¥ 34,989	¥ 36,039	¥ (71,058)	$ 331,053

	Yen			U.S. dollars (Note 3)
Net income (loss) per share:				
Basic	¥26.96	¥27.61	¥(54.70)	$0.25
Diluted	25.33	25.87	—	0.23
Cash dividends per share	8.00	8.00	8.00	0.07

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

Mitsubishi Estate Co., Ltd. and Consolidated Subsidiaries
March 31, 2004 and 2003

Assets	Millions of yen		Thousands of U.S. dollars (Note 3)
	2004	2003	2004
Current assets:			
Cash (Note 14)	¥ 127,185	¥ 143,553	$ 1,203,377
Notes and accounts receivable—trade	60,497	55,473	572,400
Marketable securities (Note 4)	7,612	14,489	72,021
Allowance for doubtful receivables	(3,041)	(5,226)	(28,772)
Inventories (Note 5)	276,445	240,253	2,615,621
Deferred income taxes (Note 9)	50,073	35,018	473,772
Other current assets	37,027	28,938	350,335
Total current assets	555,799	512,498	5,258,766
Investments:			
Investments in and advances to unconsolidated subsidiaries and affiliates	26,526	25,725	250,979
Investment securities (Note 4)	190,040	124,107	1,798,088
Other investments (Notes 6 and 7)	151,230	148,044	1,430,882
Total investments	367,798	297,876	3,479,969
Property and equipment (Note 7):			
Land	1,341,932	1,355,160	12,696,868
Buildings and structures	1,492,552	1,515,249	14,121,979
Machinery and equipment	89,995	94,450	851,499
Construction in progress	30,119	61,438	284,974
	2,954,600	3,026,297	27,955,341
Less accumulated depreciation	(867,778)	(886,965)	(8,210,597)
Property and equipment, net	2,086,821	2,139,332	19,744,734
Intangible and other assets (Note 9)	58,422	58,221	552,767
Total assets	¥3,068,842	¥3,007,927	$29,036,256

See accompanying notes to consolidated financial statements.

Liabilities and shareholders' equity	Millions of yen		Thousands of U.S. dollars (Note 3)
	2004	2003	2004
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 7)	¥ 300,328	¥ 262,241	$ 2,841,593
Notes and accounts payable—trade	59,270	68,969	560,790
Accrued income taxes (Note 9)	5,913	6,730	55,946
Advances and deposits	72,208	61,517	683,205
Accrued expenses and other current liabilities (Note 9)	42,920	48,881	406,093
Total current liabilities	480,641	448,338	4,547,648
Long-term debt (Note 7)	911,559	965,283	8,624,836
Lease deposits received	309,209	320,199	2,925,622
Accrued employees' retirement benefits (Note 8)	9,644	9,560	91,247
Deferred income taxes (Note 9)	383,484	331,084	3,628,384
Other noncurrent liabilities	44,700	49,539	422,934
Total liabilities	2,139,240	2,124,003	20,240,703
Minority interests	32,102	43,971	303,737
Shareholders' equity (Note 10):			
Common stock, without par value:			
Authorized—1,980,000,000 shares;			
Issued and outstanding—1,299,185,054 shares	86,534	86,534	818,752
Capital surplus	115,216	115,216	1,090,131
Land revaluation reserve	421,663	410,606	3,989,620
Retained earnings	220,178	206,813	2,083,243
Unrealized gain on securities	70,296	28,359	665,114
Foreign currency translation adjustments	(15,016)	(6,456)	(142,075)
	898,872	841,072	8,504,797
Less treasury stock—1,471,130 shares in 2004; 1,229,510 shares in 2003	(1,373)	(1,119)	(12,990)
Total shareholders' equity	897,499	839,953	8,491,806
Contingent liabilities (Note 12)			
Total liabilities and shareholders' equity	¥3,068,842	¥3,007,927	$29,036,256

Consolidated Statements of Changes in Shareholders' Equity

Mitsubishi Estate Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Common stock	Capital surplus	Land revaluation reserve	Retained earnings	Unrealized gain on securities	Foreign currency translation adjustments	Treasury stock	Total shareholders' equity
	Millions of yen							
Balance at March 31, 2001	¥86,534	¥115,216	¥ —	¥264,091	¥ 63,156	¥(10,224)	¥ (7)	¥518,766
Net loss	—	—	—	(71,058)	—	—	—	(71,058)
Foreign currency translation adjustments	—	—	—	—	—	10,080	—	10,080
Net decrease in unrealized gain on securities	—	—	—	—	(14,447)	—	—	(14,447)
Land revaluation reserve (Note 1)	—	—	399,769	—	—	—	—	399,769
Changes in consolidated subsidiaries and companies accounted for by the equity method	—	—	—	72	—	—	—	72
Cash dividends paid	—	—	—	(10,393)	—	—	—	(10,393)
Directors' and statutory auditors' bonuses	—	—	—	(183)	—	—	—	(183)
Treasury stock	—	—	—	—	—	—	(109)	(109)
Balance at March 31, 2002	86,534	115,216	399,769	182,529	48,709	(144)	(116)	832,497
Net income	—	—	—	36,039	—	—	—	36,039
Foreign currency translation adjustments	—	—	—	—	—	(6,312)	—	(6,312)
Net decrease in unrealized gain on securities	—	—	—	—	(20,350)	—	—	(20,350)
Land revaluation reserve (Note 1)	—	—	10,837	(1,421)	—	—	—	9,416
Changes in consolidated subsidiaries and companies accounted for by the equity method	—	—	—	61	—	—	—	61
Cash dividends paid	—	—	—	(10,392)	—	—	—	(10,392)
Directors' and statutory auditors' bonuses	—	—	—	(3)	—	—	—	(3)
Treasury stock	—	—	—	—	—	—	(1,003)	(1,003)
Balance at March 31, 2003	86,534	115,216	410,606	206,813	28,359	(6,456)	(1,119)	839,953
Net income	—	—	—	34,989	—	—	—	34,989
Foreign currency translation adjustments	—	—	—	—	—	(8,560)	—	(8,560)
Net increase in unrealized gain on securities	—	—	—	—	41,937	—	—	41,937
Land revaluation reserve (Note 1)	—	—	11,056	(11,056)	—	—	—	—
Changes in consolidated subsidiaries and companies accounted for by the equity method	—	—	—	1	—	—	—	1
Cash dividends paid	—	—	—	(10,383)	—	—	—	(10,383)
Directors' and statutory auditors' bonuses	—	—	—	(184)	—	—	—	(184)
Treasury stock	—	—	—	—	—	—	(254)	(254)
Balance at March 31, 2004	¥86,534	¥115,216	¥421,663	¥220,178	¥70,296	¥(15,016)	¥(1,373)	¥897,499
	Thousands of U.S. dollars (Note 3)							
Balance at March 31, 2003	$818,752	$1,090,131	$3,885,003	$1,956,788	$268,322	$ (61,084)	$(10,587)	$7,947,327
Net income	—	—	—	331,053	—	—	—	331,053
Foreign currency translation adjustments	—	—	—	—	—	(80,991)	—	(80,991)
Net increase in unrealized gain on securities	—	—	—	—	396,792	—	—	396,792
Land revaluation reserve (Note 1)	—	—	104,607	(104,607)	—	—	—	—
Changes in consolidated subsidiaries and companies accounted for by the equity method	—	—	—	9	—	—	—	9
Cash dividends paid	—	—	—	(98,240)	—	—	—	(98,240)
Directors' and statutory auditors' bonuses	—	—	—	(1,740)	—	—	—	(1,740)
Treasury stock	—	—	—	—	—	—	(2,403)	(2,403)
Balance at March 31, 2004	$818,752	$1,090,131	$3,989,620	$2,083,243	$665,114	$(142,075)	$(12,990)	$8,491,806

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Mitsubishi Estate Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2004	2003	2002	2004
Operating activities				
Income (loss) before income taxes and minority interests	¥ 56,943	¥ 69,864	¥(126,848)	$ 538,773
Depreciation and amortization	56,982	56,739	63,638	539,142
Loss (gain) on sales or disposal of property and equipment	12,809	(10,508)	7,575	121,194
Loss (gain) on sales of beneficial interests in trust of property and equipment	174	—	—	1,646
Gain on sales of securities	(7,074)	(1,887)	(616)	(66,931)
Valuation loss on securities	1,059	3,957	4,048	10,019
Valuation loss on inventories	4,008	5,915	9,680	37,922
Loss on impairment of property and equipment	—	—	156,365	—
Equity in net income of affiliates	(2,164)	(1,811)	(1,667)	(20,474)
Decrease in allowances	(3,324)	(225)	(1,234)	(31,450)
Interest and dividend income	(2,240)	(2,619)	(2,622)	(21,194)
Interest expense	27,482	29,649	32,639	260,024
(Increase) decrease in notes and accounts receivable	(8,126)	(7,342)	10,390	(76,885)
(Increase) decrease in inventories	(614)	12,917	10,856	(5,809)
(Decrease) increase in notes and accounts payable	(7,529)	17,518	(3,749)	(71,236)
(Decrease) in lease deposits received	(10,989)	(2,907)	(796)	(103,973)
Other	(4,705)	1,816	(15,673)	(44,516)
Subtotal	112,692	171,076	141,986	1,066,250
Interest and dividends received	3,457	3,010	3,091	32,708
Interest paid	(26,991)	(29,854)	(34,229)	(255,378)
Income taxes paid	(11,449)	(9,626)	(6,742)	(108,326)
Net cash provided by operating activities	77,708	134,606	104,106	735,244
Investing activities				
Proceeds from sales of marketable securities	10,028	41,946	15,873	94,881
Purchases of marketable securities	(8,200)	(20,093)	(18,257)	(77,585)
Proceeds from sales of property and equipment	3,459	29,325	19,895	32,727
Purchases of property and equipment	(70,205)	(128,807)	(115,618)	(664,253)
Proceeds from sales of investment securities	9,292	6,689	4,472	87,917
Purchases of investment securities	(7,149)	(4,609)	(22,561)	(67,641)
Proceeds from sales of beneficial interests in trust of property and equipment	954	—	(8,825)	9,026
Other	1,175	3,238	4,489	11,117
Net cash used in investing activities	(60,645)	(72,311)	(120,532)	(573,800)
Financing activities				
Net (decrease) increase in short-term borrowings	(39,609)	(5,566)	16,951	(374,765)
Net decrease in commercial paper	—	(1,877)	—	—
Increase in long-term borrowings	139,960	61,972	82,270	1,324,250
Repayment of long-term borrowings	(78,737)	(42,760)	(89,013)	(744,980)
Proceeds from issuance of corporate bonds	85,190	132,538	43,431	806,036
Repayment of corporate bonds	(115,406)	(171,723)	(77,960)	(1,091,929)
Cash dividends paid	(10,383)	(10,391)	(10,393)	(98,240)
Other	(12,672)	(1,094)	(436)	(119,897)
Net cash (used in) provided by financing activities	(31,658)	(38,901)	(35,150)	(299,536)
Effect of exchange rate changes on cash and cash equivalents	(1,801)	(2,431)	2,771	(17,040)
Net increase (decrease) in cash and cash equivalents	(16,397)	20,963	(48,805)	(155,142)
Cash and cash equivalents at beginning of year	152,450	131,374	178,922	1,442,425
Increase in cash and cash equivalents arising from mergers and acquisitions	9	113	1,257	85
Cash and cash equivalents at end of year (Note 14)	¥ 136,063	¥ 152,450	¥ 131,374	$ 1,287,378

See accompanying notes to consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying consolidated financial statements of Mitsubishi Estate Co., Ltd. (the "Company") and consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In addition, the notes to the consolidated financial statements include information which may not be required under accounting principles generally accepted in Japan but is presented herein as additional information.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been rounded off. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and the subsidiaries that it controls directly or indirectly. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis.

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The actual results could differ from those estimates.

Foreign currency translation

Current and non-current monetary accounts denominated in foreign currencies are translated into yen at the current rates.

The revenue and expense accounts of the foreign consolidated subsidiaries are translated using the average rate during the year. Except for shareholders' equity, the balance sheet accounts are also translated into yen at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical exchange rates.

Cash equivalents

The Company considers all highly liquid investments that are readily convertible into cash and have an original maturity of three months or less to be cash equivalents. Reconciliation between cash in the balance sheet and cash equivalents at March 31, 2004, 2003 and 2002 is presented in Note 14.

Marketable securities and investment securities

Securities other than those of subsidiaries and affiliates are classified into three categories: trading, held-to-maturity or other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

Inventories

Inventories are mainly stated at cost, determined by the identified cost method; however, when the fair value is substantially less than cost and the decline in fair value is considered to be permanent, inventories are revalued at fair value.

Property and equipment, depreciation and impairment

Property and equipment, except for land as discussed below, is stated at cost less accumulated depreciation. Depreciation is calculated principally by the declining-balance method, except for buildings acquired in Japan subsequent to March 31, 1998 and property and equipment of foreign subsidiaries on which depreciation is calculated by the straight-line method at rates determined based on the estimated useful lives of the respective assets. The Company has capitalized the costs incurred for significant renewals and additions; however, costs for maintenance and repairs are charged to income.

As of March 31, 2002, the Company revalued its land at fair value, pursuant to Article 2 of the "Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land" and its amendments (the "Law"). The related unrealized gain, net of applicable income taxes, has been recorded as "Land revaluation reserve" in shareholders' equity.

The Company reviews its property and equipment (including land) for impairment whenever events or changes in its business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs cash flow analyses to determine if an impairment exits. If impairment is determined to exist, any related loss on impairment is calculated based on the cash flow analyses.

Leases

Noncancelable leases are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leases that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

Intangible and other assets

Intangible and other assets primarily consist of goodwill and land use rights. Goodwill is stated on the basis of cost and is being amortized over periods ranging from 5 to 25 years on a straight-line basis, except for any goodwill and any indefinite lived intangible assets of subsidiaries in the United States acquired in a business combination completed after June 30, 2001, which have not been amortized. A loss is recognized if the fair value falls below the carrying amount. Land use rights are stated on a cost basis.

Retirement benefits

The Company and most consolidated subsidiaries have noncontributory funded and unfunded defined benefit plans covering most of their employees. Employees of the Company and its consolidated subsidiaries are entitled under most employment termination circumstances to annuity payments or lump-sum payments, the amounts of which are determined principally by reference to their basic rates of pay, length of service, and the conditions under which the termination occurs.

Accrued employees' retirement benefits are provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the employees.

The net retirement benefit obligation at transition incurred at the Company and its domestic consolidated subsidiary was charged to operations as incurred. The net retirement benefit obligation at transition incurred at certain foreign subsidiaries is amortized over 20 years.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the straight-line method over the period of the range from 5 years to 17 years which are shorter than the average remaining years of service of the employees.

Prior service cost is being amortized as incurred by the straight-line method over the period of 6 years or 10 years which are shorter than the average remaining years of service of the employees.

In addition, directors and statutory auditors are customarily entitled to lump-sum payments under the Company's internal regulations. Accrued severance benefits for these officers of the Company have been provided at estimated amounts and are included in other noncurrent liabilities.

Income taxes

Deferred tax assets and liabilities are determined based on the financial statements and the tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax effects attributable to operating loss carry forwards. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that the some portion or all of the deferred tax assets will not be realized.

Derivative financial instruments

The Company utilizes derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates and interest rates, but does not enter into such transactions for speculative or trading purposes.

Derivative financial instruments are carried at fair value with any changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or liability.

Revenue recognition

The consolidated statements of income reflect revenue from operations in the following manner:

(a) Revenue from the leasing of office space is recognized as rent accrued over the leasing period.

(b) Revenue from sales of condominiums, residential houses and land is recognized when the units are delivered and accepted by the customers.

(c) Revenue from real estate brokerage is recognized when an underlying lease agreement goes into force or the underlying units are delivered.

(d) Revenue from architectural design and supervision is recognized at the date of completion of each relevant project, except that certain long-term projects over ¥500 million in total revenue are recognized by the percentage of completion method.

(e) Revenue from construction contracts is recognized at the date of completion of each relevant project, except that certain long-term projects over ¥5,000 million in total revenue are recognized by the percentage of completion method.

(f) Other operating revenue is recognized on an accrual basis.

Treasury stock and reduction of legal reserves

Effective April 1, 2002, the Company and consolidated subsidiaries adopted a new accounting standard for treasury stock and reduction of legal reserves. The adoption of this new standard had no effect on profit and loss.

Net income (loss) per share

Until the year ended March 31, 2002, in computing net income (loss) per share assuming no dilution, the average number of shares outstanding during each year, adjusted to give retroactive effect to any free distribution of shares, had been used. Net income (loss) per share assuming full dilution had been computed on the assumption that all convertible bonds were converted into common stock at the beginning of the year, or at the time of issuance in the case of newly issued bonds, with an appropriate adjustment of the related interest expense, net of income taxes, for such convertible bonds.

In accordance with a new accounting standard for earnings per share which became effective April 1, 2002, basic net income per share is computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during each year. Diluted net income per share is computed based on the net income available for distribution to the shareholders and the weighted average number of shares of common stock outstanding during each year assuming full conversion of convertible bonds.

Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial year is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial year. The accounts for that year do not, therefore, reflect such appropriations.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements in order to conform them to the 2004 presentation.

2. ACCOUNTING CHANGE

Effective April 1, 2001, the Company changed its revenue recognition policy for certain long-term projects over ¥500 million in revenue for architectural design and supervision and ¥5,000 million in revenue for construction contracts, from the completion method to the percentage of completion method. This change was made in order to achieve a more accurate presentation of the operating results of the Company. The effect of this change was to increase revenue from operations by ¥5,453 million and income before income taxes by ¥1,691 million, respectively, for the year ended March 31, 2002.

3. U.S. DOLLAR AMOUNTS

Translation of yen amounts into U.S. dollar amounts is included solely for convenience, as a matter of arithmetic computation only, at the rate of ¥105.69 = U.S.$1.00, the approximate rate of exchange prevailing on March 31, 2004. The inclusion of such amounts is not intended to imply that yen amounts have been or could be readily converted, realized or settled in U.S. dollars at the above or any other rate.

4. MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable and investment securities classified as other securities at March 31, 2004 and 2003 are summarized as follows:

	2004					
	Millions of yen			Thousands of U.S. dollars		
	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Securities whose fair value exceeds their cost:						
Equity securities	¥60,088	¥178,687	¥118,599	$568,530	$1,690,670	$1,122,140
Debt securities:						
Corporate bonds	392	392	—	3,708	3,708	—
Subtotal	60,480	179,079	118,599	572,239	1,694,379	1,122,140
Securities whose cost exceeds their fair value:						
Equity securities	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—
Total	¥60,480	¥179,079	¥118,599	$572,239	$1,694,379	$1,122,140

	2003		
	Millions of yen		
	Cost	Fair value	Unrealized gain (loss)
Securities whose fair value exceeds their cost:			
Equity securities	¥44,272	¥ 99,261	¥54,988
Debt securities:			
Corporate bonds	1,347	1,347	—
Subtotal	45,619	100,608	54,988
Securities whose cost exceeds their fair value:			
Equity securities	4,054	3,224	(829)
Subtotal	4,054	3,224	(829)
Total	¥49,673	¥103,832	¥54,159

Proceeds from sales of securities classified as other securities totaled ¥8,755 million ($82,836 thousand) in 2004 and ¥2,191 million in 2003. Gross realized gain and gross realized loss were ¥7,160 million ($67,745 thousand) and ¥86 million ($813 thousand) in 2004 and ¥1,872 million and ¥59 million in 2003, respectively.

Marketable debt securities classified as held-to-maturity securities at March 31, 2004 and 2003 are summarized as follows:

	2004					
	Millions of yen			Thousands of U.S. dollars		
	Amortized cost	Fair value	Unrealized gain (loss)	Amortized cost	Fair value	Unrealized gain (loss)
Debt securities whose fair value exceeds their cost:						
Government bonds	¥ 222	¥ 224	¥ 1	$ 2,100	$ 2,119	$ 9
Subtotal	222	224	1	2,100	2,119	9
Debt securities whose cost exceeds their fair value:						
Other	1,899	1,898	(1)	17,967	17,958	(9)
Subtotal	1,899	1,898	(1)	17,967	17,958	(9)
Total	¥2,121	¥2,122	¥ 0	$20,068	$20,077	$ 0

	2003		
	Millions of yen		
	Amortized cost	Fair value	Unrealized gain (loss)
Debt securities whose fair value exceeds their cost:			
Government bonds	¥ 222	¥ 224	¥ 2
Subtotal	222	224	2
Debt securities whose cost exceeds their fair value:			
Other	1,899	1,898	(1)
Subtotal	1,899	1,898	(1)
Total	¥2,121	¥2,122	¥ 1

Marketable and investment securities recorded at cost at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Other securities:			
Nonmarketable equity securities (other than equity securities listed on the over-the-counter market)	¥10,831	¥20,387	$102,478
Mutual funds	448	1,674	4,238
Commercial paper	2,142	1,486	20,266
MMF	9	8,945	85
Other	20	148	189
Corporate bonds	1,000	—	9,461
Held-to-maturity securities:			
Commercial paper	1,999	—	18,913
Total	¥16,449	¥32,640	$155,634

The redemption schedule for securities classified as other securities at March 31, 2004 is summarized as follows:

	Millions of yen			Thousands of U.S. dollars		
	Due within one year or less	Due after one year through five years	Due after five years or more	Due within one year or less	Due after one year through five years	Due after five years or more
Bonds:						
Government bonds	¥ 143	¥ 60	¥20	$ 1,353	$ 567	$189
Corporate bonds	1,000	374	—	9,461	3,538	—
Other bonds	1,900	—	—	17,977	—	—
Other	2,000	—	—	18,923	—	—
Total	¥5,043	¥434	¥20	$47,715	$4,106	$189

The Company recognized losses on other securities considered other-than-temporary amounting to ¥1,059 million ($10,019 thousand) and ¥3,956 million for the years ended March 31, 2004 and 2003, respectively.

5. INVENTORIES

Inventories at March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Real estate for sale	¥141,443	¥130,369	$1,338,281
Land and housing projects in progress	109,668	80,634	1,037,638
Land held for development	14,262	18,750	134,941
Other	11,070	10,500	104,740
Total	¥276,445	¥240,253	$2,615,621

6. OTHER INVESTMENTS

Other investments at March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Lease deposits	¥ 74,691	¥ 84,250	$ 706,698
Long-term prepaid expenses and other	76,539	63,794	724,183
Total	¥151,230	¥148,044	$1,430,882

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2004 and 2003, short-term borrowings and the current portion of long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Loans, principally from banks	¥ 47,325	¥ 87,181	$ 447,771
Current portion of long-term debt	253,003	175,060	2,393,821
Total	¥300,328	¥262,241	$2,841,593

The weighted-average interest rates per annum on short-term borrowings outstanding at March 31, 2004 and 2003 were 0.46% and 0.48%, respectively. Short-term borrowings are principally unsecured.

At March 31, 2004 and 2003, long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Zero coupon convertible bonds due 2006	¥ 100,000	¥ 100,000	$ 946,163
5.6% mortgage bonds due 2004	50,000	50,000	473,081
5.275% mortgage bonds due 2005	50,000	50,000	473,081
4.8% mortgage bonds due 2005	50,000	50,000	473,081
1.775% unsecured bonds due 2003	—	10,000	—
2.35% unsecured bonds due 2003	—	20,000	—
3.05% unsecured bonds due 2003	—	15,000	—
1.7% unsecured bonds due 2003	—	10,000	—
3.1% unsecured bonds due 2003	—	10,000	—
2.55% unsecured bonds due 2003	—	10,000	—
1.7% unsecured bonds due 2004	—	10,000	—
0.9% unsecured bonds due 2004	10,000	10,000	94,616
2.55% unsecured bonds due 2004	10,000	10,000	94,616
2.125% unsecured bonds due 2005	10,000	10,000	94,616
2.21% unsecured bonds due 2006	10,000	10,000	94,616
1.325% unsecured bonds due 2006	10,000	10,000	94,616
3.4% unsecured bonds due 2006	10,000	10,000	94,616
3% unsecured bonds due 2006	10,000	10,000	94,616
2.975% unsecured bonds due 2007	30,000	30,000	283,848
2.575% unsecured bonds due 2008	10,000	10,000	94,616
0.37% unsecured bonds due 2008	10,000	10,000	94,616
2.525% unsecured bonds due 2008	10,000	10,000	94,616
3.1% unsecured bonds due 2008	10,000	10,000	94,616
1.82% unsecured bonds due 2009	10,000	10,000	94,616
3.075% unsecured bonds due 2009	10,000	10,000	94,616
2% unsecured bonds due 2009	10,000	10,000	94,616
1.985% unsecured bonds due 2009	10,000	10,000	94,616
0.72% unsecured bonds due 2009	10,000	10,000	94,616
1.9% unsecured bonds due 2010	10,000	10,000	94,616
1.55% unsecured bonds due 2011	10,000	10,000	94,616
1.44% unsecured bonds due 2011	10,000	10,000	94,616
1.16% unsecured bonds due 2011	10,000	10,000	94,616
3.275% unsecured bonds due 2012	10,000	10,000	94,616
1.47% unsecured bonds due 2012	10,000	10,000	94,616
1.58% unsecured bonds due 2012	20,000	20,000	189,232
1.395% unsecured bonds due 2012	10,000	—	94,616
1.2% unsecured bonds due 2012	10,000	10,000	94,616
1% unsecured bonds due 2013	10,000	10,000	94,616
0.785% unsecured bonds due 2013	10,000	—	94,616
1.349% unsecured bonds due 2014	10,000	—	94,616
1.65% unsecured bonds due 2014	10,000	10,000	94,616
1.655% unsecured bonds due 2014	10,000	10,000	94,616
3.125% unsecured bonds due 2017	10,000	10,000	94,616
3% unsecured bonds due 2018	10,000	10,000	94,616
2.5% unsecured bonds due 2020	10,000	10,000	94,616
2.42% unsecured bonds due 2022	10,000	10,000	94,616
1.50% unsecured bonds due 2022	10,000	—	94,616
2.9% unsecured bonds due 2032	10,000	10,000	94,616
2.615% unsecured bonds due 2032	10,000	10,000	94,616
2.04% unsecured bonds due 2032	20,000	—	189,232
1.72% unsecured bonds due 2033	10,000	—	94,616
7.37% unsecured bonds due 2008 (payable in U.S. dollars)	3,826	5,139	36,200
Floating rate bonds due 2003 (payable in U.S. dollars)	—	21,813	—
Floating rate bonds due 2004 (payable in U.S. dollars)	14,024	7,758	132,689
Floating rate bonds due 2005 (payable in U.S. dollars)	2,324	2,602	21,988
Loans from banks and insurance companies:			
Secured	72,599	98,314	686,905
Unsecured	381,788	299,717	3,612,337
	1,164,561	1,140,343	11,018,648
Less current portion	(253,002)	(175,060)	(2,393,812)
Total	¥ 911,559	¥ 965,283	$ 8,624,836

Certain bonds have call options that may be exercised at the respective expiry dates.

The agreements under which the zero coupon convertible bonds were issued provide for conversion of the bonds into shares of common stock at the current conversion prices per share of ¥1,200 ($11) subject to adjustment in certain cases, for example, the Company issues stock at a price which is lower than market value.

The aggregate annual maturities of long-term debt subsequent to March 31, 2004 are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Year ending March 31:		
2005	¥ 253,002	$ 2,393,812
2006	126,216	1,194,209
2007	240,812	2,278,474
2008	71,543	676,913
2009 and thereafter	472,988	4,475,238
Total	¥1,164,561	$11,018,648

The assets pledged as collateral for short-term borrowings of ¥7,359 million ($69,628 thousand), other current liabilities of ¥387 million ($3,661 thousand), long-term debt of ¥72,598 million ($686,895 thousand) and other noncurrent liabilities of ¥5,036 million ($47,648 thousand) at March 31, 2004 were as follows:

	Millions of yen	Thousands of U.S. dollars
Other investments	¥ 1,046	$ 9,896
Land	18,358	173,696
Buildings and structures	114,534	1,083,678
Machinery and equipment	6,138	58,075
Total	¥140,078	$1,325,366

Additionally, all assets of the Company are subject to the terms of an enterprise mortgage for mortgage bonds, which amounted to ¥150,000 million ($1,419,244 thousand) at March 31, 2004.

As is customary in Japan, collateral must be given if requested by lending institutions under certain circumstances, and banks, in general, have the right to offset cash deposited with them against any debt or obligations payable to a bank which become due in cases of default or certain other specified events. The Company has never received any such requests nor does it expect that any such requests will be made.

8. PENSION AND SEVERANCE PLANS

The following table sets forth the funded status of the plans, and the amounts recognized in the consolidated balance sheets at March 31, 2004 and 2003 for the Company's and its consolidated subsidiaries' defined benefit pension plans:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Retirement benefit obligation	¥(77,622)	¥(72,019)	$(734,430)
Plan assets at fair value	63,190	39,271	597,880
Unfunded retirement benefit obligation	(14,432)	(32,748)	(136,550)
Unrecognized net benefit obligation at transition	453	563	4,286
Unrecognized actuarial loss	10,397	25,490	98,372
Unrecognized prior service cost	1,083	99	10,246
Unrecognized gain of plan assets	(2,903)	—	(27,467)
Net amounts recognized in the consolidated balance sheet	(5,402)	(6,596)	(51,111)
Prepaid pension expenses	4,241	2,964	40,126
Accrued employees' retirement benefits	¥ (9,644)	¥ (9,560)	$ (91,247)

The components of expenses related to the pension and severance plans for the years ended March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Service cost	¥ 3,470	¥ 2,950	$ 32,831
Interest cost	2,210	2,185	20,910
Expected return on plan assets	(1,105)	(1,221)	(10,455)
Amortization of net retirement benefit obligation at transition	54	58	510
Other	3,202	2,266	30,296
Total	¥ 7,833	¥ 6,238	$ 74,112

The assumptions used in accounting for the pension and severance plans for the years ended March 31, 2004 and 2003 were as follows:

	2004	2003
Discount rate	2.0–6.25%	2.50–6.75%
Expected rate of return on plan assets	2.25–7.5%	2.25–7.5%

9. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in statutory tax rates of 42.05%. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2004 and 2003 differ from the statutory tax rate for the following reasons:

	2004	2003	2002
Statutory tax rate	42.05%	42.05%	*1
Increase (decrease) in income taxes resulting from:			
Change in valuation allowance	(15.95)	(7.62)	
Different tax rates applied	1.41	1.07	
Revenues deductible for income tax purposes	(0.22)	(0.10)	
Expenses not deductible for income tax purposes	0.77	0.65	
Undistributed earnings of affiliates	4.86	2.69	
Adjustment of deferred tax assets to reflect change in effective tax rate	—	1.41	
Other	0.17	3.81	
Effective tax rates	33.09%	43.96%	

**1 The differences between the statutory tax rate and the effective tax rate reflected in the accompanying consolidated statement of operation for the year ended March 31, 2002 was less than 5% and, therefore, no reconciliation has been disclosed.*

The significant components of deferred tax assets and liabilities as of March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred tax assets:			
Net operating loss carry forwards	¥ 28,720	¥ 28,490	$ 271,738
Accrued retirement allowances and pension costs	11,925	12,021	112,829
Valuation loss on inventories	30,213	29,827	285,864
Unrealized loss on property and equipment	49,139	67,570	464,935
Land revaluation reserve	100,885	108,566	954,536
Other	18,995	17,540	179,723
	239,880	264,014	2,269,656
Valuation allowance	(14,776)	(18,252)	(139,805)
Total deferred tax assets	225,104	245,762	2,129,851
Deferred tax liabilities:			
Reserves under Special Taxation Measures Law	(63,616)	(68,680)	(601,911)
Land revaluation reserve	(390,170)	(390,265)	(3,691,645)
Unrealized gain on property and equipment	(31,161)	(40,104)	(294,833)
Unrealized gain on securities	(48,258)	(21,173)	(456,599)
Other	(23,349)	(20,108)	(220,919)
Total deferred tax liabilities	(556,555)	(540,330)	(5,265,919)
Net deferred tax liabilities	¥(331,451)	¥(294,568)	$(3,136,067)

New legislation was enacted in March 2003 which will change the aggregate statutory tax rate from 42.05% to 40.69% effective the fiscal year beginning after March 31, 2004. The effect of this tax rate change was to decrease deferred tax liabilities related to land revaluation and unrealized gain on securities by ¥9,415 million and ¥613 million, respectively and was to increase land revaluation reserve and unrealized gain on securities in Shareholders' equity by the same amount at March 31, 2003. The effect of this change was also to decrease deferred tax assets by ¥986 million at March 31, 2003 and to increase income taxes-deferred by the same amount for the year ended March 31, 2003.

10. SHAREHOLDERS' EQUITY

Retained earnings include a legal reserve provided in accordance with the Commercial Code of Japan. The Code provides that neither capital surplus nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also provides that if the total amount of capital surplus and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders.

11. LEASES

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2004 and 2003, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
March 31, 2004						
Buildings and structures	¥ 4,322	¥ 888	¥3,434	$ 40,893	$ 8,401	$32,491
Others	8,432	3,864	4,567	79,780	36,559	43,211
Total	¥12,756	¥4,753	¥8,002	$120,692	$44,971	$75,711
March 31, 2003						
Buildings and structures	¥ 2,666	¥ 596	¥2,070			
Others	8,114	3,618	4,496			
Total	¥10,780	¥4,214	¥6,566			

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥2,105 million ($19,916 thousand), ¥1,864 million and ¥1,798 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments subsequent to March 31, 2004 on noncancelable operating leases and finance leases accounted for as operating leases are summarized as follows:

	Millions of yen		Thousands of U.S. dollars	
	Finance leases	Operating leases	Finance leases	Operating leases
Year ending March 31:				
2005	¥2,070	¥ 5,385	$19,585	$ 50,950
2006 and thereafter	5,932	41,781	56,126	395,316
Total	¥8,002	¥47,166	$75,711	$446,267

The Company and its consolidated subsidiaries lease office buildings and commercial properties and earn income on these leases. Future minimum lease income subsequent to March 31, 2004 from noncancelable operating leases are summarized as follows:

	Millions of yen	Thousands of U.S. dollars
Year ending March 31:		
2005	¥ 86,799	$ 821,260
2006 and thereafter	731,739	6,923,445
Total	¥818,539	$7,744,715

12. CONTINGENT LIABILITIES

At March 31, 2004, the Company and its consolidated subsidiaries had the following contingent liabilities:

	Millions of yen	Thousands of U.S. dollars
Guarantees of affiliates' loans from banks	¥1,117	$10,568
Guarantees of employees' housing loans from banks and others	600	5,676
Other	109	1,031
Total	¥1,827	$17,286

13. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for each of the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Loss on disposal of fixed assets	¥(18,002)	¥(7,541)	¥ —	$(170,328)
Loss on sales of fixed assets	(4,562)	—	(7,171)	(43,163)
Loss on impairment of fixed assets	—	—	(156,365)	—
Gain on sales of fixed assets	—	18,427	1,741	—
Gain on sales of investment securities	7,160	1,872	—	67,745
Loss on valuation of investment securities	(1,059)	(3,957)	(3,595)	(10,019)
Loss on cancellation of sublease contracts	(5,061)	—	—	(47,885)
Loss on valuation of inventories	(4,008)	(5,915)	(9,680)	(37,922)
Other, net	1,806	(3,828)	(435)	17,087
Total	¥(23,729)	¥ (942)	¥(175,506)	$(224,515)

14. SUPPLEMENTAL CASH FLOW INFORMATION

The following table represents a reconciliation of cash and cash equivalents as of March 31, 2004, 2003 and 2002:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Cash	¥127,185	¥143,553	¥131,738	$1,203,377
Time deposits with maturities of more than three months	(1,665)	(1,925)	(2,055)	(15,753)
Marketable securities with maturities of three months or less	5,543	10,822	1,691	52,445
Resell agreements with maturities of three months or less	5,000	—	—	47,308
Cash and cash equivalents	¥136,063	¥152,450	¥131,374	$1,287,378

15. DERIVATIVES

The Company and certain of its consolidated subsidiaries utilize derivative financial instruments for the purpose of hedging their exposure to adverse fluctuations in foreign currency exchange rates and interest rates, but do not enter into such transactions for speculative or trading purposes.

The Company is exposed to credit loss in the event of nonperformance by the counterparties to the derivatives, but any loss would not be material because the Company enters into such transactions only with financial institutions with high credit ratings. The notional amounts of the derivatives do not necessarily represent the amounts exchanged by the parties and, therefore, are not a direct measure of the Company's related risk exposure.

Summarized below are the notional amounts and the estimated fair value of the interest-related derivative positions outstanding at March 31, 2004 and 2003:

	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain (loss)
March 31, 2004						
Interest rate swaps:						
Receive/floating and pay/fixed	¥ 5,000	¥(86)	¥(86)	$47,308	$ (813)	$ (813)
Receive/fixed and pay/floating	5,000	138	138	47,308	1,305	1,305
Total	¥10,000	¥ 51	¥ 51	$94,616	$ 482	$ 482
March 31, 2003						
Interest rate swaps:						
Receive/floating and pay/fixed	¥ 5,000	¥(137)	¥(137)			
Receive/fixed and pay/floating	5,000	214	214			
Total	¥10,000	¥ 77	¥ 77			

The notional amounts and estimated fair value of the derivatives to which hedge accounting has been applied have been excluded from the presentation in the above table.

16. SEGMENT INFORMATION

Business segments

The Company and its consolidated subsidiaries are primarily engaged in the real estate business. Their business segments are classified in terms of the nature of each operation or service and consist of seven segments: (1) buildings; (2) residential development; (3) architectural and engineering; (4) real estate brokerage; (5) custom-built housing; (6) hotels; and (7) other businesses.

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

	Millions of yen									
	2004									
	Buildings	Residential development	Architectural & engineering	Real estate brokerage	Custom-built housing	Hotels	Other	Total	Eliminations or corporate	Consolidated
Revenue and operating income										
Revenue from:										
External customers	¥ 345,519	¥143,383	¥14,172	¥83,266	¥39,560	¥30,986	¥ 23,028	¥ 679,918	¥ —	¥ 679,918
Intersegment or transfers	5,727	363	4,156	151	1,757	148	1,864	14,169	(14,169)	—
Total revenue	351,246	143,747	18,329	83,417	41,318	31,134	24,893	694,087	(14,169)	679,918
Operating expense	250,004	128,506	17,291	80,508	41,668	30,813	25,535	574,327	1,840	576,168
Operating income (loss)	¥ 101,242	¥ 15,240	¥ 1,038	¥ 2,908	¥ (350)	¥ 321	¥ (641)	¥ 119,760	¥(16,010)	¥ 103,749
Total assets, depreciation, and capital expenditures										
Assets	¥2,224,297	¥306,393	¥16,831	¥63,836	¥14,871	¥32,272	¥127,891	¥2,786,395	¥282,447	¥3,068,842
Depreciation	49,402	655	122	2,909	167	1,265	1,794	56,317	707	57,024
Capital expenditures	69,331	701	81	1,390	164	2,381	7,062	81,113	11	81,125

	Thousands of U.S. dollars									
	2004									
	Buildings	Residential development	Architectural & engineering	Real estate brokerage	Custom-built housing	Hotels	Other	Total	Eliminations or corporate	Consolidated
Revenue and operating income										
Revenue from:										
External customers	$ 3,269,173	$1,356,637	$134,090	$787,832	$374,302	$293,178	$ 217,882	$ 6,433,134	$ —	$ 6,433,134
Intersegment or transfers	54,186	3,434	39,322	1,428	16,624	1,400	17,636	134,061	(134,061)	—
Total revenue	3,323,360	1,360,081	173,422	789,261	390,935	294,578	235,528	6,567,196	(134,061)	6,433,134
Operating expense	2,365,446	1,215,876	163,601	761,737	394,247	291,541	241,602	5,434,071	17,409	5,451,490
Operating income (loss)	$ 957,914	$ 144,195	$ 9,821	$ 27,514	$ (3,311)	$ 3,037	$ (6,064)	$ 1,133,125	$ (151,480)	$ 981,634
Total assets, depreciation, and capital expenditures										
Assets	$21,045,482	$2,898,978	$159,248	$603,992	$140,703	$305,345	$1,210,057	$26,363,847	$2,672,409	$29,036,256
Depreciation	467,423	6,197	1,154	27,523	1,580	11,968	16,974	532,850	6,689	539,540
Capital expenditures	655,984	6,632	766	13,151	1,551	22,528	66,818	767,461	104	767,574

	Millions of yen									
	2003									
	Buildings	Residential development	Architectural & engineering	Real estate brokerage	Custom-built housing	Hotels	Other	Total	Eliminations or corporate	Consolidated
Revenue and operating income										
Revenue from:										
External customers	¥ 347,661	¥158,168	¥11,596	¥81,108	¥32,623	¥29,131	¥ 21,439	¥ 681,726	¥ —	¥ 681,726
Intersegment or transfers	5,916	348	6,892	183	1,472	177	2,160	17,148	(17,148)	—
Total revenue	353,577	158,516	18,488	81,291	34,095	29,308	23,599	698,874	(17,148)	681,726
Operating expense	254,951	146,006	18,246	79,037	34,970	28,785	25,484	587,479	(1,776)	585,703
Operating income (loss)	¥ 98,626	¥ 12,510	¥ 242	¥ 2,254	¥ (875)	¥ 523	¥ (1,885)	¥ 111,395	¥(15,372)	¥ 96,023
Total assets, depreciation, and capital expenditures										
Assets	¥2,277,103	¥276,459	¥17,287	¥70,299	¥16,209	¥31,197	¥100,647	¥2,789,201	¥218,726	¥3,007,927
Depreciation	48,261	674	94	3,168	171	1,155	1,913	55,436	686	56,122
Capital expenditures	133,269	915	365	2,352	113	786	3,425	141,225	1,550	142,775

	Millions of yen									
	2002									
	Buildings	Residential development	Architectural & engineering	Real estate brokerage	Custom-built housing	Hotels	Other	Total	Eliminations or corporate	Consolidated
Revenue and operating income										
Revenue from:										
External customers	¥ 321,916	¥136,604	¥12,783	¥79,357	¥29,943	¥30,370	¥20,591	¥ 631,564	¥ —	¥ 631,564
Intersegment or transfers	5,506	746	3,575	334	955	80	1,596	12,792	(12,792)	—
Total revenue	327,422	137,350	16,358	79,691	30,898	30,450	22,187	644,356	(12,792)	631,564
Operating expense	242,379	128,932	17,066	80,854	32,063	30,046	24,471	555,811	(1,168)	554,643
Operating income (loss)	¥ 85,043	¥ 8,418	¥ (708)	¥(1,163)	¥(1,165)	¥ 404	¥(2,284)	¥ 88,545	¥(11,624)	¥ 76,921
Total assets, depreciation, and capital expenditures										
Assets	¥2,216,571	¥262,492	¥15,869	¥80,391	¥13,983	¥32,325	¥97,603	¥2,719,234	¥316,561	¥3,035,795
Depreciation	56,683	881	179	2,761	181	1,940	1,912	64,537	545	65,082
Capital expenditures	124,179	329	328	3,512	95	894	2,317	131,654	(39)	131,615

Revenue recognition

As described in Note 2, "Accounting Change," the architectural engineering segment has changed its revenue recognition policy for architectural design and supervision services contracts with revenue of over ¥500 million and for construction contracts with revenue of over ¥5,000 million from the completion method to the percentage of completion method. The effect of this change for the year ended March 31, 2002 was to increase or decrease the revenue from operation and operating income in each of the respective segments as follows:

	Millions of yen	
	Revenue from operation	Operating income (loss)
Architectural and engineering	¥6,580	¥2,086
Eliminations or corporate	(1,127)	(395)
Total	¥5,453	¥1,691

Allocation of expenses

The Company changed its classification of certain personnel expenses relating to employees who are seconded from the Company to its subsidiaries. Such expenses were included in "Eliminations or corporate" in prior years but have been allocated to each relevant segment in 2002. The effect of this change for the year ended March 31, 2002 was to increase operating expenses in each of the respective segments as follows:

Segments	Millions of yen
Buildings	¥1,393
Residential development	327
Architectural and engineering	1,765
Custom-built housing	454
Hotels	329
Other	191
Total	¥4,459

Land revaluation

As described in Note 1, the Company revalued certain land as of March 31, 2002. Due to this land revaluation, the total assets of each segment as of March 31, 2002 increased or decreased as follows:

	Increase (decrease) of assets
Segments	Millions of yen
Buildings	¥707,482
Residential development	(4,848)
Custom-built housing	(755)
Hotels	1,573
Other	(32,172)
Eliminations or corporate	18,572
Total	¥689,852

Loss on impairment

As a result of the impairment analysis, the Company recognized impairment losses on its property and equipment for the year ended March 31, 2002. The impairment losses recognized by each segment were as follows:

	Decrease of assets
Segments	Millions of yen
Buildings	¥140,776
Residential development	5,106
Hotels	9,409
Other	1,074
Total	¥156,365

Geographical segments

The Company and its consolidated subsidiaries operate primarily in Japan, the United States and certain other areas. The geographical segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2004, 2003 and 2002 is summarized as follows:

	Millions of yen					
	2004					
	Japan	United States	Other	Total	Eliminations or corporate	Consolidated
Revenue and operating income (loss)						
Revenue from:						
External customers	¥ 526,598	¥110,043	¥43,276	¥ 679,918	¥ —	¥ 679,918
Intersegment or transfers	594	—	4	599	(599)	—
Total revenue	527,193	110,043	43,280	680,517	(599)	679,918
Operating expenses	423,862	97,927	39,169	560,959	15,209	576,168
Operating income (loss)	¥ 103,331	¥ 12,116	¥ 4,111	¥ 119,558	¥ (15,809)	¥ 103,749
Total assets	¥2,482,924	¥219,673	¥77,921	¥2,780,519	¥288,323	¥3,068,842

	Thousands of U.S. dollars					
	2004					
	Japan	United States	Other	Total	Eliminations or corporate	Consolidated
Revenue and operating income (loss)						
Revenue from:						
External customers	$ 4,982,477	$1,041,186	$409,461	$ 6,433,134	$ —	$ 6,433,134
Intersegment or transfers	5,620	—	37	5,667	(5,667)	—
Total revenue	4,988,106	1,041,186	409,499	6,438,802	(5,667)	6,433,134
Operating expenses	4,010,426	926,549	370,602	5,307,588	143,901	5,451,490
Operating income (loss)	$ 977,680	$ 114,637	$ 38,896	$ 1,131,213	$ (149,578)	$ 981,634
Total assets	$23,492,515	$2,078,465	$737,259	$26,308,250	$2,728,006	$29,036,256

	Millions of yen					
	2003					
	Japan	United States	Other	Total	Eliminations or corporate	Consolidated
Revenue and operating income						
Revenue from:						
External customers	¥ 531,044	¥126,666	¥24,016	¥ 681,726	¥ —	¥ 681,726
Intersegment or transfers	943	85	202	1,230	(1,230)	—
Total revenue	531,987	126,751	24,218	682,956	(1,230)	681,726
Operating expenses	439,555	110,047	22,711	572,313	13,390	585,703
Operating income (loss)	¥ 92,432	¥ 16,704	¥ 1,507	¥ 110,643	¥ (14,620)	¥ 96,023
Total assets	¥2,445,190	¥316,421	¥19,786	¥2,781,397	¥226,530	¥3,007,927

	Millions of yen					
	2002					
	Japan	United States	Other	Total	Eliminations or corporate	Consolidated
Revenue and operating income						
Revenue from:						
External customers	¥ 510,017	¥101,320	¥20,227	¥ 631,564	¥ —	¥ 631,564
Intersegment or transfers	786	340	192	1,318	(1,318)	—
Total revenue	510,803	101,660	20,419	632,882	(1,318)	631,564
Operating expenses	432,021	92,019	20,803	544,843	9,800	554,643
Operating income	¥ 78,782	¥ 9,641	¥ (384)	¥ 88,039	¥ (11,118)	¥ 76,921
Total assets	¥2,376,728	¥313,664	¥19,164	¥2,709,556	¥326,239	¥3,035,795

Unallocatable operating expenses

Unallocatable operating expenses included under "Eliminations or corporate" for the years ended March 31, 2004, 2003 and 2002 amounted to ¥15,729 million ($148,822 thousand), ¥14,806 million and ¥12,689 million, respectively, and consisted of operating expenses incurred in the Administration Department of the Company. Corporate assets included under "Eliminations or corporate" for the years ended March 31, 2004, 2003 and 2002 amounted to ¥378,598 million ($3,582,155 thousand), ¥248,536 million and ¥332,193 million, respectively, and consisted principally of cash, marketable securities, investments in other securities, deferred tax assets and other assets allocated to the Administration Department of the Company.

Revenue recognition

As described in Note 2, "Accounting Change," the architectural engineering segment has changed its revenue recognition policy for architectural design and supervision services contracts with revenue of over ¥500 million and for construction contracts with revenue of over ¥5,000 million from the completion method to the percentage of completion method. The effect of this change was to increase revenue from operations in the Japan segment by ¥5,453 million and operating income by ¥1,691 million, respectively, for the year ended March 31, 2002.

Allocation of expenses

The Company changed its classification of certain personnel expenses relating to employees who are seconded from the Company to its subsidiaries. Such expenses were included in "Eliminations or corporate" in prior years but have been allocated to each individual segment since 2002. The effect of this change was to increase operating expenses in each of the respective segments as follows:

Segments	Millions of yen
Japan	¥4,459
U.S.A.	156
Other	109
Total	¥4,724

Land revaluation

As described in Note 1, the Company revalued certain land as of March 31, 2002. Due to this land revaluation, the total assets as of March 31, 2002 increased by ¥671,278 million and ¥18,574 million in the Japan segment and in "Eliminations and corporate," respectively.

Loss on impairment

As a result of the impairment analysis, the Japan segment recognized an impairment loss on its property and equipment of ¥156,365 million for the year ended March 31, 2002.

Overseas revenue

The following table represents overseas revenue earned by the Company's consolidated subsidiaries in foreign countries during the years ended March 31, 2004, 2003 and 2002:

	Millions of yen		
	2004		
	United States	Other areas	Total
Overseas revenue			
Overseas revenue	¥112,568	¥40,665	¥153,233
Consolidated revenue			¥679,918
% of overseas revenue to consolidated revenue	16.6%	6.0%	22.5%

	Thousands of U.S. dollars		
Overseas revenue			
Overseas revenue	$1,065,077	$384,757	$1,449,834
Consolidated revenue			$6,433,134

	Millions of yen		
	2003		
	United States	Other areas	Total
Overseas revenue			
Overseas revenue	¥104,177	¥24,029	¥128,207
Consolidated revenue			¥681,726
% of overseas revenue to consolidated revenue	15.3%	3.5%	18.8%

	Millions of yen		
	2002		
	United States	Other areas	Total
Overseas revenue			
Overseas revenue	¥101,335	¥20,238	¥121,573
Consolidated revenue			¥631,564
% of overseas revenue to consolidated revenue	16.0%	3.2%	19.2%

Non-Consolidated Statements of Operations

Mitsubishi Estate Co., Ltd.
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Revenue from operations	¥379,340	¥397,102	¥ 381,145	$3,589,176
Cost of revenue from operations	281,684	304,537	299,790	2,665,190
Selling, general and administrative expenses	23,087	25,759	24,557	218,440
Operating income	74,568	66,806	56,798	705,535
Other income (expenses):				
Interest and dividend income	3,554	2,381	2,002	33,626
Interest expense	(22,398)	(24,601)	(25,982)	(211,921)
Other, net	(29,902)	3	(167,117)	(282,921)
	(48,747)	(22,217)	(191,097)	(461,226)
Income (loss) before income taxes and minority interests	25,821	44,589	(134,299)	244,308
Income taxes:				
Current	15	16	16	141
Deferred	10,875	19,983	(56,860)	102,895
	10,891	19,999	(56,844)	103,046
Net income (loss)	¥ 14,930	¥ 24,590	¥ (77,455)	$ 141,262

Non-Consolidated Balance Sheets

Mitsubishi Estate Co., Ltd.
March 31, 2004 and 2003

Assets	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Current assets:			
Cash	¥ 89,744	¥ 62,793	$ 849,124
Notes and accounts receivable—trade	41,202	41,763	389,838
Marketable securities	2,899	1,899	27,429
Allowance for doubtful receivables	(276)	(1,269)	(2,611)
Inventories	251,565	230,594	2,380,215
Deferred income taxes	48,598	33,710	459,816
Other current assets	25,456	15,306	240,855
Total current assets	459,189	384,796	4,344,677
Investments:			
Investments in and advances to unconsolidated subsidiaries and affiliates	193,352	191,519	1,829,425
Investment securities	188,964	115,482	1,787,908
Lease deposits	65,801	74,933	622,584
Other investments	37,551	22,483	355,293
Allowance for doubtful accounts	(1,212	(1,438	(11,467)
	484,456	402,979	4,583,744
Property and equipment:			
Land	1,264,825	1,268,182	11,967,310
Buildings and structures	1,208,645	1,254,794	11,435,755
Machinery and equipment	18,817	20,497	178,039
Construction in progress	23,486	11,462	222,215
	2,515,775	2,554,935	23,803,339
Less accumulated depreciation	(728,865	(751,627	(6,896,253)
Property and equipment, net	1,786,909	1,803,308	16,907,077
Intangible and other assets	13,006	13,084	123,057
Total assets	¥2,743,562	¥2,604,167	$25,958,576

Liabilities and shareholders' equity	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Current liabilities:			
Short-term borrowings and current portion of long-term debt	¥ 232,929	¥ 219,683	$ 2,203,888
Accounts payable—trade	30,056	39,772	284,378
Advances and deposits	105,794	43,059	1,000,984
Accrued expenses and other current liabilities	17,821	21,865	168,615
Total current liabilities	386,601	324,379	3,657,876
Long-term debt	827,562	840,132	7,830,087
Lease deposits received	263,085	274,321	2,489,213
Accrued employees' retirement benefits	334	—	3,160
Deferred income taxes	348,538	292,552	3,297,738
Other noncurrent liabilities	23,005	26,517	217,664
Total liabilities	1,849,129	1,757,901	17,495,780
Shareholders' equity:			
Common stock, without par value:			
Authorized—1,980,000,000 shares;			
Issued and outstanding—1,299,185,054 shares	86,534	86,534	818,752
Capital surplus	115,216	115,216	1,090,131
Land revaluation reserve	421,663	410,607	3,989,620
Legal reserve	21,658	21,658	204,920
Retained earnings	180,453	187,143	1,707,380
Unrealized gain on securities	70,280	26,226	664,963
	895,806	847,384	8,475,787
Less treasury stock—1,471,130 shares in 2004; 1,229,510 shares in 2003	(1,373)	(1,118)	(12,990)
Total shareholders' equity	894,433	846,266	8,462,796
Total liabilities and shareholders' equity	¥2,743,562	¥2,604,167	$25,958,576

MITSUBISHI ESTATE CORPORATE DATA

Directors and Statutory Auditors

Chairman of the Board

Takeshi Fukuzawa

President and Chief Executive Officer

Shigeru Takagi*

Director/Deputy President

Eiji Tan*

Directors/Executive Vice Presidents

Takayuki Hara
Yasuhiko Watanabe*
Atsushi Morimoto*
Terutake Miyamoto*
Kazuo Odagawa
Hiroharu Koinuma
Keiji Kimura*

Senior Executive Officers

Satoshi Oyama
Yasuto Suzuki
Takaya Endo
Seiichiro Suzuki
Nobuyuki Iizuka
Toshio Nagashima
Mitsuo Iwai

Executive Officers

Toshihide Yoshimura
Toyohisa Miyauchi
Masaaki Kono
Hiroshi Danno
Kazuo Takahashi
Yuzuru Shibagaki
Takao Yagihashi
Hiroyoshi Ito
Yutaka Yanagisawa
Hiroshi Nakajima
Masao Ouchi
Hirotaka Sugiyama
Yasuo Fujiwara
Ichiro Watarai

Statutory Auditors

Yasuo Satake
Kunihiro Inoue
Kenjiro Hata
Kazuya Okamoto
Toyoshi Nakano

*Representative Director

(as of June 29, 2004)

Corporate Information

Head Office:

Otemachi Building, 6-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8133, Japan
Web site: http://www.mec.co.jp
Phone: (03) 3287-5100

Date of Establishment:

May 7, 1937

Paid-in Capital:

¥86,534 million

Number of Shares of Common Stock Issued:

1,299,185,054 shares

Number of Shareholders:

83,566 (excluding shareholders with less than 1,000 shares)

Major Shareholders:	% of total
The Master Trust Bank of Japan, Ltd. (Trust Account)	5.79
Japan Trustee Services Bank, Ltd. (Trust Account)	5.42
State Street Bank and Trust Company	5.01
Meiji Yasuda Life Insurance Company	4.46
The Bank of Tokyo-Mitsubishi, Limited	3.36
The Tokio Marine and Fire Insurance Co., Ltd.	3.15
The Chase Manhattan Bank, N.A. London, S.L. Omnibus Account	3.15
Taisei Corporation	2.26
Mellon Bank Treaty Clients Omnibus	2.21
Takenaka Corporation	2.19

Major Consolidated Subsidiaries:

Mitsubishi Jisho Sekkei Inc.
Mitsubishi Real Estate Services Co., Ltd.
Mitsubishi Estate Home Co., Ltd.
Yokohama Royal Park Hotel Co., Ltd.
Aqua City Co., Ltd.
Marunouchi Heat Supply Co., Ltd.
Yokohama Sky Building Co., Ltd.
Royal Park Hotel Co., Ltd.
Rockefeller Group, Inc.

Stock Exchange Listings:

Tokyo Stock Exchange and other major Japanese stock exchanges

Transfer Agent and Registrar:

The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan

Auditor:

Toyo & Co.

(as of March 31, 2004)

Organization

- Meeting of Shareholders
  - Board of Directors
    - Chairman of the Board
      - President
        - Strategic Planning Committee
        - Compliance Committee
        - Executive Committee
        - Strategic Investment Committee
        - Advisory Board
        - Commercial Real Estate Division
          - Business Planning Department
            - Group Companies Management Office
          - Leasing Department
            - Relocation Management Office
          - Property Management Department
            - Building Management Advisory Office
            - Building Safety Management Office
          - Marunouchi Area Building Management Department
          - Yurakucho Area Building Management Department
          - Otemachi Area Building Management Department
          - Tokyo Metropolitan Area Building Management Department
          - Area Promotion Department
            - Marunouchi Brand Management Office
          - Retail & Shopping Center Department
          - Development Department
          - Area Planning Office
        - Residential Development Division
          - Residential Development Promotion Department
          - Condominium Development Department
          - Master-Planned Development Department
          - PARTNER System Department
            - Residential Development & Leasing Office
          - Residential Planning & Marketing Department
            - Customer Service Office
        - Urban Development & Investment Management Division
          - Urban Development & Investment Department
          - Real Estate Consulting & Solution Department
        - International Business Division
          - International Business Department
        - Recreational Facility Division
          - Recreational Facility Office
        - Corporate Planning & Administration Division
          - Corporate Planning Department
          - Corporate Monitoring Department
            - Internal Audit Office
          - Personnel Planning Department
          - Finance & Accounting Department
          - Corporate Communications Department
            - Investor Relations Office
          - Social & Environmental Affairs Office
          - General Affairs Department
            - Secretary Office
          - Compliance Department
        - Sapporo Branch
        - Tohoku Branch
        - Yokohama Branch
        - Nagoya Branch
        - Osaka Branch
        - Chugoku Branch
        - Kyushu Branch
  - Statutory Auditor
  - Board of Statutory Auditors
    - Office of Statutory Auditors

(as of July 1, 2004)

Mitsubishi Estate Group

Building Business

Building Leasing Business
- ● IMS Co., Ltd.
- ● Aqua City Co., Ltd.
- ● Yokohama Sky Building Co., Ltd.
- ● Keiyo Tochi Kaihatsu Co., Ltd.
- □ Tokyo Kotsu Kaikan Co., Ltd.
- □ Chelsea Japan Co., Ltd.

- ● MJ Building Service Co., Ltd.
- ● Marunouchi Direct Access Limited

Building Management Business
- ● Mitsubishi Estate Building Management Co., Ltd.
- ● Ryoei Building Management Co., Ltd.
- ● MEC Building Management Co., Ltd.
- ● MEC Building Facilities Co., Ltd.
- ● Hokuriku City Management Co., Ltd.
- ● Marunouchi Tatemono Kanri Co., Ltd.
- ● Chiyoda Tatemono Kanri Co., Ltd.
- ● Hokuryo City Service Co., Ltd.
- ● Hibiya City Co., Ltd.
- ● Yuden Building Kanri Co., Ltd.
- □ O.A.P. Management Co., Ltd.

Parking Business
- ● Marunouchi Parking Co., Ltd.
- ● Grand Parking Center Co., Ltd.
- ● Hibiya City Parking Co., Ltd.
- ● Tokyo Garage Co., Ltd.

District Heating and Cooling Business
- ● Marunouchi Heat Supply Co., Ltd.
- □ O.A.P. D.H.C. Supply Co., Ltd.
- □ Minato Mirai 21 D.H.C Co., Ltd.

Mitsubishi Estate Co., Ltd.

Architectural Design & Engineering
- ● Mitsubishi Jisho Sekkei Inc.
- ● *MEC Design International Corporation*

Hotel Business
- ● Royal Park Hotels and Resorts Co., Ltd.
- ● Ryoei Kanko Development Co., Ltd.
- ● Royal Park Inn Nagoya Co., Ltd.
- ● Tohoku Royal Park Hotel Co., Ltd.
- ● Royal Park Shiodome Tower Co., Ltd.
- ● Yokohama Royal Park Hotel Co., Ltd.
- ● Royal Park Hotel Co., Ltd.

Recreational Facility
- ● Higashinihon Kaihatsu Co., Ltd.
- ● MEC Urban Resort Tohoku Co., Ltd.
- ● Liv Sports Co., Ltd.
- □ Kume Country Club Co., Ltd.

Custom-Built Housing
- ● Mitsubishi Estate Home Co., Ltd.
- ● Mitsubishi Estate Housing Component Co., Ltd.
- □ Prime Truss Co., Ltd.

Urban Development & Investment Management
- ● Mitsubishi Jisho Investment Advisors, Inc.
- ● *Ascott International Management Japan Co., Ltd.*
- □ Japan Real Estate Asset Management Co., Ltd.

International Business
- ● Rockefeller Group, Inc. (RGI)
  - (● 177 other companies
  - □ 19 other companies)

Others
- ● MEC Finance Co., Ltd.
- ● MEC Information Development Co., Ltd.
- ● MEC Human Resources, Inc.
- □ Tsunagu Network Communications, Inc.
- (4 other companies)

Residential Development

Real Estate Agency
- ● Mitsubishi Real Estate Services Co., Ltd.

- ● Ryoei Life Service Co., Ltd.

Development Business
- □ Otaru Toshi Kaihatsu Kosha Co., Ltd.

Residence Management Business
- ● Izumi Park Town Service Co., Ltd.
- ● Mitsubishi Jisho Community Service Co., Ltd.

● Consolidated Subsidiaries
□ Equity-Method Affiliates

(as of June 29, 2004)

SOCIAL CONTRIBUTIONS AND ENVIRONMENTAL EFFORTS



Conscious of the heat island phenomenon, rooftop gardens have been planted on the low-rise levels of the Marunouchi Building.



Concert performance by the New Nishirokugo Boys and Girls Chorus. Each year since 1996, the disabled and local residents have been invited to attend annual concerts organized by the Company.

As a corporate citizen, the Mitsubishi Estate Group engages in activities that contribute to a sustainable society and has positioned protection of the global environment as a key priority of management.

Environmental Preservation Measures

As a part of our environmental activities, we formulated the Mitsubishi Estate Group Environmental Charter to provide guidelines for each Group company in their environmental preservation activities and efforts to reduce environmental impact. Mitsubishi Estate was also the first in the industry to begin publishing an Environmental Report in 2000 and we are working hard to acquire ISO 14001 certification for environmental management systems. So far, our office building management business and residential development, architectural design & engineering, custom-built housing, and hotel business operations have all acquired accreditation.

Opened in September 2002, the Marunouchi Building incorporates a longer lifespan in design plans, improvements in energy conservation and garbage recycling on the premises. To broaden awareness of environmental issues, we established the Marunouchi Bird Song Plaza in Marunouchi, Tokyo, in cooperation with the Wild Bird Society of Japan. We sponsor exhibitions of photographs and paintings and hold nature-watching events in areas around Marunouchi.

Contributing to Society

As a part of our activities to contribute to society and to fulfill our responsibility as a corporate citizen, we invite the handicapped and the elderly to Mitsubishi Estate organized local concerts. In addition, we hold the Kirakiratto Art Contest for physically disabled children, publishing all exhibits on a Web site, and participate in the Overseas Support Project in cooperation with non-profit organizations.

In support of cultural activities, we are special sponsors for the NHK Symphony Orchestra and the Japan Philharmonic Orchestra. We also operate cultural facilities in Yokohama, Fukuoka, and other regions in Japan.

COMPLIANCE

The Mitsubishi Estate Group views compliance as basic to its business activities and essential to fulfilling its public responsibility as an organization with various stakeholders.

In 1997, Mitsubishi Estate formulated its "Code of Corporate Conduct," and to reinforce its compliance structure the Company decided to share this with the entire Group in 2002. Guided by its principles, we continue toward fulfilling our fundamental mission of "Creating a Truly Meaningful Society Through Urban Development."

Mitsubishi Estate also believes that gaining the unwavering trust of society is its duty as a good corporate citizen. To this end we constantly promote compliance to ensure the Group's continuous development as a going concern.

CODE OF CORPORATE CONDUCT

OUR MISSION

"Creating a Truly Meaningful Society Through Urban Development"

We will strive to create a truly meaningful society through the development of a secure, safe, comfortable and appealing urban environment in each of our locations, acting as representatives of the people who live, work, and seek leisure there.

To achieve this goal, we will adhere to the following eight principles:

Principles of Corporate Conduct

Article 1 : Fostering Communication

We will make fair disclosure of corporate information by communicating with shareholders, investors, business partners, local community members and all other persons affected by our activities.

Article 2 : Being Good Citizens

We, as good corporate citizens, will respect human rights and actively contribute to society, and will support our employees in their endeavors to this end.

Article 3 : Caring about the Environment

We will place conservation of the global environment as a business priority. We will strive to operate in harmony with the environment in all our business activities, by promoting conservation of energy, reduction of waste, recycling and so forth.

Article 4 : Fostering Integrity

We will conduct our business on the basis of free, fair and transparent market competition. We will consider our social credibility as the most important factor when making management decisions.

Article 5 : Upholding the Law and Avoiding Antisocial Forces

We will observe all laws and ordinances and endeavor to conduct ourselves at all times in compliance with social morals. We will avoid ties with forces that threaten to disrupt civil society or undermine public safety.

Article 6 : Having a Global Outlook

We will develop our business based on a global perspective and contribute to local development while respecting local rules and cultures in our overseas operations.

Article 7 : Enhancing Creativity and Motivation

We will strive to create a business environment conducive to the full utilization of our employees' capabilities. We will endeavor to maximize our employees' creativity and expertise while respecting their dignity and individuality.

Article 8 : Duties of Our Directors and Management Staff

The directors and management staff of our company recognize that it is their duty to put the spirit of this Code into practice. Each director and manager will take the initiative to exercise leadership and create a corporate system to achieve our goals. Infractions of the Code will be investigated and the findings made public. We will reaffirm the responsibilities of our directors and managers in such an event and take measures to prevent any recurrences.

The Mitsubishi Estate Group acknowledges compliance as more than observing all laws and ordinances. Compliance also encompasses strict adherence to internal regulations, corporate ethics and management philosophy.

Mitsubishi Estate Company, Limited
Otemachi Building, 6-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8133, Japan
http://www.mec.co.jp

Printed on recycled paper
Printed in Japan